 As filed with the Securities and Exchange Commission on February 8, 2001

                                                 Registration No. 333-54256
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                         RELIANT ENERGY RESOURCES CORP.
             (Exact name of registrant as specified in its charter)

              Delaware                               76-0511406
    (State or other jurisdiction        (I.R.S. Employer Identification No.)
  of incorporation or organization)

           1111 Louisiana                         Hugh Rice Kelly
        Houston, Texas 77002         Executive Vice President, General Counsel
           (713) 207-3000                          and Secretary
                                                   1111 Louisiana
  (Address, including zip code, and             Houston, Texas 77002
  telephone number, including area                 (713) 207-3000
   code, of registrant's principal
         executive offices)            (Name, address, including zip code,and
                                      telephone number, including area code,of
                                                 agent for service)

                               ----------------

                                   Copies to:
       Christopher J. Arntzen                   Steven R. Loeshelle
         Baker Botts L.L.P.                     Dewey Ballantine LLP
            910 Louisiana                   1301 Avenue of the Americas
           One Shell Plaza                 New York, New York 10019-6092
      Houston, Texas 77002-4995                    (212) 259-8000
           (713) 229-1234

                               ----------------

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus supplement and the accompanying prospectus + +is not complete and may be changed. We may not sell these securities until + +the registration statement filed with the Securities and Exchange Commission + +is effective. This prospectus supplement and the accompanying prospectus are + +not an offer to sell these securities and are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               Subject to completion, dated February  , 2001

Prospectus Supplement
February   , 2001

(To Prospectus dated February  , 2001)

                               $450,000,000
                         Reliant Energy Resources Corp.

[RELIANT ENERGY LOGO] $300,000,000   % Notes due 2011
                  $150,000,000   % Remarketable Notes due 2016
                        (Remarketing Date:       , 2006)

                                  -----------

  The fixed rate notes will bear interest at the rate of     % per year from
the date of issuance to, but excluding,        , 2011, when they will mature.
We will pay interest on the fixed rate notes semi-annually in arrears on
         and           of each year, beginning on         , 2001. We may redeem
some or all of the fixed rate notes at our option at any time on at least 30 days' notice at the redemption prices described herein. The fixed rate notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness.

  The remarketable notes will bear interest at the rate of     % per year from
the date of issuance to, but excluding,        , 2006, which will be the first
remarketing date, and then at a fixed or floating rate as described herein. We will pay interest on the remarketable notes semi-annually in arrears on
           and            of each year, beginning on           , 2001 and
continuing through the first remarketing date, and then at the intervals described herein. On each remarketing date, the remarketable notes will be
mandatorily tendered to and purchased by                       , as remarketing
dealer, or mandatorily redeemed by us at the prices described herein. The
remarketable notes will mature on            , 2016, unless the maturity is
extended or modified at our option in the manner described herein to a date no
later than            , 2017. We may redeem some or all of the remarketable
notes to the extent described herein, but not prior to the first remarketing date. The remarketable notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                                                               Proceeds, Before
                                      Price to   Underwriting    Expenses, to
                                    Investors(1)   Discount   Resources Corp.(2)
                                    ------------ ------------ ------------------
Per Fixed Rate Note................         %            %               %
 Fixed Rate Notes Total............    $            $               $
Per Remarketable Note..............         %            %               %
 Remarketable Notes Total..........    $            $               $
Total..............................    $            $               $

-----
(1) Plus accrued interest from February   , 2001, if settlement occurs after
    that date.
(2) Excludes the consideration for the option to remarket the remarketable notes paid to us by the remarketing dealer. See "Description of the Remarketable Notes--Remarketing Dealer."

                                  -----------

  The underwriters expect to deliver the fixed rate notes and the remarketable
notes in New York, New York on or about February   , 2001 through the book-
entry facilities of The Depository Trust Company.

                          Joint Book-Running Managers

Banc of America Securities LLC                                         JP Morgan
Barclays Capital
         Commerzbank Capital Markets Corp.
                              First Union Securities, Inc.
                                                                   TD Securities

                             TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary....................................................................  S-3
Reliant Energy Resources Corp..............................................  S-6
Use of Proceeds............................................................  S-8
Summary Selected Financial Information.....................................  S-9
Description of the Fixed Rate Notes........................................ S-11
Description of the Remarketable Notes...................................... S-18
Material United States Federal Income Tax Consequences..................... S-29
Underwriting............................................................... S-34

                                   Prospectus

About This Prospectus......................................................    2
Where You Can Find More Information........................................    3
Cautionary Statement Regarding Forward-Looking Information.................    4
Reliant Energy Resources Corp..............................................    5
Ratio of Earnings to Fixed Charges.........................................    6
Use of Proceeds............................................................    6
Description of Our Debt Securities.........................................    7
Plan of Distribution.......................................................   19
Validity of Securities.....................................................   20
Experts....................................................................   20

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional or different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

                                  SUMMARY

   This summary highlights selected information from this prospectus supplement to help you understand the terms of the offerings, the fixed rate notes and the remarketable notes. It likely does not contain all the information that is important to you or that you should consider in making an investment decision. To understand all of the material terms of the offerings, the fixed rate notes and the remarketable notes and to attain a more complete understanding of our business and financial situation, you should carefully read this entire prospectus supplement, the accompanying prospectus and the information we have incorporated by reference.

   In this prospectus supplement and the accompanying prospectus, we refer to Reliant Energy Resources Corp. and its subsidiaries as "we," "us" or "Resources Corp." and to our parent, Reliant Energy, Incorporated, as "Reliant Energy,"
unless the context clearly indicates otherwise. We refer to our     % Notes due
2011 offered hereby as the "fixed rate notes" and our   % Remarketable Notes
due 2016 as the "remarketable notes."

                         Reliant Energy Resources Corp.

   We are a wholly owned subsidiary of Reliant Energy. We conduct our operations primarily in the natural gas industry. Our operations include gathering, transmission, marketing, storage and distribution services.

   Prior to January 1, 2001, our business also included wholesale energy trading, marketing and risk management operations. On December 31, 2000, we transferred our subsidiaries that conducted these operations to Reliant Resources, Inc., or "RRI," a wholly owned subsidiary of Reliant Energy, as part of Reliant Energy's previously announced restructuring plan. Under this restructuring plan, Reliant Energy plans to spin off RRI as a separate publicly held company. For more information regarding our business and the transfer of our wholesale energy trading, marketing and risk management operations to RRI, please refer to "Reliant Energy Resources Corp." in this prospectus supplement.

                                 The Offerings

Securities Offered..........
                              $300,000,000 principal amount of    % Notes due
                              2011.

                              $150,000,000 principal amount of % Remarketable Notes due 2016.

Interest Rates..............  The fixed rate notes will bear interest at the
                              rate of    % per year from the date of issuance
                              to, but excluding,       , 2011.

                              The remarketable notes will bear interest at the
                              rate of    % per year from the date of issuance
                              to, but excluding, the first remarketing date
                              (       , 2006), and then at a fixed or floating
                              rate as described under "Description of the Remarketable Notes--Interest and Interest Payment Dates" beginning on page S-19.

Maturity Dates..............  The fixed rate notes will mature on       , 2011.

                              The remarketable notes will mature on       ,
                              2016, unless the maturity is extended or modified at our option to a date no later than , 2017, in the manner described under "Description of the Remarketable Notes--General; Principal and Maturity" beginning on page S-18.

Interest Payment Dates......
                                         and            of each year,
                              commencing on          , 2001, to, but excluding:

                              .         , 2011 with respect to the fixed rate
                                notes, and

                              . the first remarketing date with respect to the
                                remarketable notes, and then as described under "Description of the Remarketable Notes-- Interest and Interest Payment Dates" beginning on page S-19.

Optional Redemption of the
 Fixed Rate Notes...........

                              At any time upon at least 30 days' notice, we may redeem some or all of the fixed rate notes in principal amounts of $1,000 or any integral multiple thereof. We will pay a redemption price equal to the principal amount of the fixed rate notes we redeem plus a make-whole premium, if any, which is described under "Description of the Fixed Rate Notes--Optional Redemption" beginning on page S-12. We will also pay accrued and unpaid interest to, but excluding, the redemption date.

Mandatory Tender of the
 Remarketable Notes.........

                              We will enter into a remarketing agreement with
                                          , as remarketing dealer, regarding
                              the remarketable notes. The agreement will give the remarketing dealer the option to purchase all of the remarketable notes at a purchase price equal to 100% of the aggregate principal amount outstanding on the first remarketing date and at a specified price referred to as the "dollar price" on the subsequent remarketing date, if any. The dollar price is defined under "Description of the Remarketable Notes--Interest Rate to Maturity" beginning on page S-20.

Mandatory Redemption of the
 Remarketable Notes.........
                              If the remarketing dealer does not purchase the remarketable notes on a remarketing date, we must redeem all of the remarketable notes at a redemption price equal to 100% of the aggregate principal amount outstanding on the first remarketing date and at the dollar price on any subsequent remarketing date, plus, in each case, all accrued and unpaid interest, if any, on the remarketable notes to, but excluding, the applicable remarketing date.

Optional Redemption of the
 Remarketable Notes.........

                              If the remarketing dealer elects to purchase the remarketable notes on any remarketing date, then the remarketable notes will be subject to mandatory tender to the remarketing dealer and we will have the option of redeeming all of the remarketable notes from the remarketing dealer on the applicable remarketing date at the dollar price. We may redeem some or all of the remarketable notes at any time after the remarketing date on which the remarketable notes are remarketed at a fixed rate at the redemption price specified under "Description of the Remarketable Notes--Optional Redemption After the Fixed Rate Remarketing Date" beginning on page S-25.

Covenants...................
                              We will issue the fixed rate notes and the remarketable notes under an indenture containing certain restrictive covenants for your benefit. These covenants, which will terminate as described under "Description of the Fixed Rate Notes--Restrictive Covenants" beginning on page S-13 initially restrict our ability, with some exceptions, to:

                              . incur debt secured by liens, and

                              . engage in sale/leaseback transactions.

Absence of Public Markets...  There is no existing market for the fixed rate notes or the remarketable notes. We cannot provide any assurance about:

                              . the liquidity of any markets that may develop
                                for the fixed rate notes or the remarketable notes,

                              . your ability to sell the fixed rate notes or
                                the remarketable notes, and

                              . the prices at which you will be able to sell
                                the fixed rate notes or the remarketable notes.

                              Future trading prices of the fixed rate notes or the remarketable notes will depend on many factors, including:

                              . prevailing interest rates,

                              . our operating results,

                              . the ratings of the fixed rate notes or the
                                remarketable notes, and

                              . the markets for similar securities.

                              The underwriters have advised us that they currently intend to make a market in the fixed rate notes and in the remarketable notes after completion of these offerings. The underwriters do not, however, have any obligation to do so, and they may discontinue market-making at any time without notice. In addition, we do not intend to apply for listing of the fixed rate notes or the remarketable notes on any securities exchange or for quotation on any automated dealer quotation system.

CUSIP Numbers...............          for the fixed rate notes.

                                      for the remarketable notes.

Use of Proceeds.............
                              We intend to use the net proceeds from the sale of the fixed rate notes and the remarketable notes and from the consideration paid to us by the remarketing dealer for the option to remarket the remarketable notes to:

                              . pay a $400 million dividend to Reliant Energy,

                              . repay up to $   million of our short-term
                                indebtedness, and

                              . for other general corporate purposes, which may
                                include, but are not limited to, working capital, capital expenditures and intercompany investments.

                      RELIANT ENERGY RESOURCES CORP.

Overview

   We are a wholly owned subsidiary of Reliant Energy. We conduct our operations primarily in the natural gas industry. Our operations include gathering, transmission, marketing, storage and distribution services. Our operations are currently organized into two business segments, natural gas distribution and pipelines and gathering.

   Natural Gas Distribution. We conduct our natural gas distribution operations through three unincorporated divisions, Reliant Energy Arkla, Reliant Energy Entex and Reliant Energy Minnegasco. Our operations consist of intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas. These operations are regulated as gas utility operations in the jurisdictions served by these divisions.

  . Reliant Energy Arkla. Reliant Energy Arkla provides natural gas distribution services in Arkansas, Louisiana, Oklahoma and Texas. The largest metropolitan areas served by Arkla are Little Rock, Arkansas and Shreveport, Louisiana. In 2000, approximately 67.7% of Arkla's total throughput was attributable to retail sales of gas and approximately 32.3% was attributable to transportation services.

  . Reliant Energy Entex. Reliant Energy Entex provides natural gas distribution services in over 500 communities in Louisiana, Mississippi and Texas. The largest metropolitan area served by Entex is Houston, Texas. In 2000, approximately 96.9% of Entex's total throughput was attributable to retail sales of gas and approximately 3.1% was attributable to transportation services.

  . Reliant Energy Minnegasco. Reliant Energy Minnegasco provides natural gas distribution services in over 240 communities in Minnesota. The largest metropolitan area served by Minnegasco is Minneapolis, Minnesota. In 2000, approximately 96% of Minnegasco's total throughput was attributable to retail sales of gas and approximately 4% was attributable to transportation services.

Our natural gas distribution business segment also includes certain non-rate regulated retail natural gas services activities.

   Pipelines and Gathering. We provide interstate gas transportation and related services through two wholly owned subsidiaries, Reliant Energy Gas Transmission Company, or "REGT," and Mississippi River Transmission Corporation, or "MRT." As of December 31, 2000, we owned and operated over 8,200 miles of transmission lines and six natural gas storage facilities located across the south-central United States. We store, transport and deliver natural gas on behalf of various shippers, primarily to utilities, industrial customers and third party pipeline interconnects. In 2000, approximately 36% of our pipelines and gathering business segment's total operating revenue was attributable to services provided by REGT to Reliant Energy Arkla and approximately 14% of its total operating revenue was attributable to services provided by MRT to Laclede Gas Company, or "Laclede," an unaffiliated distribution company that provides natural gas utility service to the greater St. Louis metropolitan area in Illinois and Missouri. Our pipelines and gathering business segment provides service to Reliant Energy Arkla and Laclede under several long-term firm storage and transportation agreements. The expiration dates for the service agreements with Laclede range from October 2001 through May 2002. We are currently negotiating the terms and conditions of a proposed renewal of these agreements with Laclede. At the end of 2000, REGT renewed various contracts for firm transportation and storage services with Reliant Energy Arkla. These renewals extended the term of service in Arkla's major market areas to 2005.

   We also provide project management and facility operation services to affiliates and third parties through our wholly owned subsidiary Reliant Energy Pipeline Services, Inc. In addition, our pipelines and gathering business unit provides natural gas gathering and related services, including liquids extraction and other well operating services. We conduct our natural gas gathering operations through a wholly owned subsidiary, Reliant Energy Field Services, Inc., or "RFS." As of December 31, 2000, RFS operated approximately 4,000 miles of gathering pipelines which collect natural gas from more than 200 separate systems located in major producing fields in Arkansas, Louisiana, Oklahoma and Texas.

Recent Developments

   Transfer of our Wholesale Energy Trading, Marketing and Risk Management Operations to Reliant Resources, Inc. On December 31, 2000, we transferred our trading, marketing and risk management business and operations and a company that holds an investment in marketable equity securities to Reliant Resources, Inc., or "RRI," a wholly owned subsidiary of Reliant Energy, in a series of stock transfers and a merger. As consideration for the stock transfers and the merger, RRI paid us $120 million, subject to a working capital adjustment, which adjustment resulted in us paying RRI $112 million.


   The stock transfers and the merger discussed above were implemented as a part of Reliant Energy's previously announced restructuring plan. Under this restructuring plan, Reliant Energy plans to divide into two publicly traded companies in order to separate its unregulated businesses from its regulated businesses. Under this plan, Reliant Energy would restructure its regulated operations into a holding company structure in which a new corporate entity would be formed as the parent with Reliant Energy's regulated businesses, including us, as subsidiaries. The holding company for the regulated businesses is expected to own Reliant Energy's electric transmission and distribution operations, its natural gas distribution businesses, its U.S. interstate pipelines and gas gathering operations, certain other interests and, initially, its currently regulated electric generating assets in Texas.

   For more information regarding Reliant Energy's restructuring plan, please refer to our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2000 and September 30, 2000 and to our Current Report on Form 8-K dated July 27, 2000. For more information regarding the stock transfers and the merger described above, including unaudited pro forma condensed consolidated financial statements showing the effects of the stock transfers and the merger, please refer to our Current Report on Form 8-K dated December 31, 2000. Please read "Where You Can Find More Information."

   Reported Earnings for the Year 2000. On January 26, 2001, Reliant Energy reported its adjusted earnings for the year ended December 31, 2000. Reliant Energy reported that operating income for its natural gas distribution segment for the year ended December 31, 2000 declined to $113 million, compared to $158 million for 1999. The decline was primarily due to increased operating expenses, including costs incurred in connection with certain non-rate regulated retail natural gas business activities outside our established market areas which have been discontinued, additional provisions against receivable balances resulting from the implementation of a new billing system for Reliant Energy Arkla, increased benefit expenses relating to an updated actuarial valuation of employee benefit plans and additional severance/relocation costs resulting from the implementation of our strategic plan to merge operational management of Reliant Energy Arkla and Reliant Energy Entex. Our operations compose substantially all of the operations included in Reliant Energy's natural gas distribution segment. Reliant Energy reported that operating income for its pipelines and gathering segment for the year ended December 31, 2000 was $137 million compared to $131 million for 1999. The increase was primarily due to increased gas gathering and processing revenues. Our operations compose all of the operations of Reliant Energy's pipelines and gathering segment.

                              USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the fixed rate notes and the remarketable notes and from the consideration paid to us by the remarketing dealer for the option to remarket the remarketable notes will be approximately
$    million. We intend to use the net proceeds to:

  . pay a $400 million dividend to Reliant Energy,

  . repay up to $    million of our short-term indebtedness, and

  . for other general corporate purposes, which may include, but are not limited to, working capital, capital expenditures and intercompany investments.

                  SUMMARY SELECTED FINANCIAL INFORMATION

   The following tables present summary selected financial data derived from our financial statements. This summary is qualified in its entirety by the more detailed information and financial statements included in the documents we have incorporated herein by reference. The pro forma financial data has been prepared to reflect the effects of the transfer of our wholesale energy trading, marketing and risk management operations to RRI which became effective as of December 31, 2000. For more information regarding this transfer, including our unaudited pro forma condensed consolidated financial statements showing the effects of the transfer, please refer to our Current Report on Form 8-K dated December 31, 2000. Please read "Where You Can Find More Information" in the accompanying prospectus.

                           Nine Months Ended
                             September 30,                        Year Ended December 31,
                         ---------------------- ------------------------------------------------------------
                                                                                     Seven
                                                                       Five Months   Months
                           Pro                    Pro                     Ended      Ended
                          Forma                  Forma                 December 31, July 31,
                         2000(2)  2000    1999  1999(2)  1999    1998    1997(3)    1997(3)  1996(3) 1995(3)
                         ------- ------- ------ ------- ------- ------ ------------ -------- ------- -------
                                                (Amounts in Millions, except ratios)
Income Statement Data
 Operating Revenues..... $3,037  $14,382 $7,706 $3,196  $10,544 $6,758    $2,526     $3,314  $4,788  $2,965
 Operating Expenses.....  2,888   14,218  7,483  2,920   10,246  6,448     2,435      3,159   4,474   2,677
 Operating Income.......    148      164    223    276      298    310        91        155     314     288
 Net Income.............   40.2     14.8   70.4   89.6    100.2   93.8      20.8       46.1    87.3    57.7
 Depreciation and
  Amortization Expense.. $  155  $   164 $  148 $  194  $   199 $  192    $   78     $   85  $  142  $  147
 Ratio of Earnings from
  Continuing Operations
  to Fixed Charges(1)...   1.80     1.52   2.41   2.31     2.44   2.71      1.87(4)      --    2.09    1.69

--------
(1) We do not believe that the ratios for the nine-month periods are necessarily indicative of the ratios for the twelve-month periods due to the seasonal nature of our business. The ratios were calculated pursuant to applicable rules of the SEC.

(2) The pro forma financial data for the nine months ended September 30, 2000 and the twelve months ended December 31, 1999 reflect the effects of the merger and stock transfers described under "Reliant Energy Resources Corp.--Recent Developments--Transfer of our Wholesale Energy Trading, Marketing and Risk Management Operations to Reliant Resources, Inc." in this prospectus supplement as if these transactions had occurred on January 1, 2000 and January 1, 1999, respectively. The pro forma financial data does not purport to present our actual results for these periods as if the transactions had occurred on those dates, nor are they necessarily indicative of our future financial position or results of operations.

(3) Effective August 6, 1997, NorAm Energy Corp. merged with and into a subsidiary of Reliant Energy and was later named "Reliant Energy Resources Corp."

(4) Amount represents the Ratio of Earnings from Continuing Operations to Fixed Charges for the combined twelve month period ended December 31, 1997.

                                                 As of September 30, 2000
                                             ----------------------------------
                                                         Pro       Pro Forma,
                                              Actual   Forma(1)  As Adjusted(2)
                                             --------  --------  --------------
                                                        (Amounts in Millions)
Capitalization and Short-Term Borrowings
 Short-Term Borrowings...................... $  635.0  $  635.0     $  367.7
 Long-Term Debt:
  Unsubordinated Long-Term Debt (including
   current maturities)......................  1,469.5   1,469.5      1,873.0
  Convertible Subordinated Debentures.......     93.0      93.0         93.0
                                             --------  --------     --------
    Total Debt..............................  2,197.5   2,197.5      2,333.7
 Resources Corp. Obligated Mandatorily
  Redeemable Convertible Preferred
  Securities of Subsidiary Trust Holding
  Solely Junior Subordinated Debentures of
  Resources Corp............................      0.6       0.6          0.6
 Stockholder's Equity.......................  2,693.1   2,562.4      2,162.4
                                             --------  --------     --------
 Total Capitalization and Short-Term
  Borrowings................................ $4,891.2  $4,760.5     $4,496.7
                                             ========  ========     ========
 Ratio of Total Debt to Total Capitalization
  and Short-Term Borrowings.................     44.9%     46.2%        51.9%
                                             ========  ========     ========

--------
(1) The pro forma balances as of September 30, 2000 reflect the effects of the merger and stock transfers described under "Reliant Energy Resources Corp.--Recent Developments--Transfer of our Wholesale Energy Trading, Marketing and Risk Management Operations to Reliant Resources, Inc." in this prospectus supplement as if these transactions had occurred on September 30, 2000.

(2) Adjustments have been made to reflect (a) $298.1 million to be received from the proposed issuance of $300 million aggregate principal amount of the fixed rate notes, (b) $149.1 million to be received from the proposed issuance of $150 million aggregate principal amount of the remarketable notes, (c) the retirement of $21.5 million Medium-Term Notes due December 2000 and $25 million Medium-Term Notes due February 2001 and the related increase in Short-Term Borrowings, (d) the liquidation of an intercompany investment of $267 million with the proceeds being used to retire Short-Term Borrowings, (e) the use of $400 million of the net proceeds to be received from the proposed issuance of the fixed rate notes and the remarketable notes to pay a dividend to Reliant Energy, and (f) the use of $47.2 million of the net proceeds to be received from the proposed issuance of the fixed rate notes and the remarketable notes to repay Short-Term Borrowings. Adjustments have not been made to reflect (a) changes in Short-Term Borrowings after September 30, 2000, (b) any increase in debt obligations, any retirements, conversions, redemptions or purchases of any other securities or debt obligations or any premiums paid in connection therewith after September 30, 2000, other than those in connection with the matters specifically mentioned above, and (c) consideration paid by the remarketing dealer for the option to remarket the remarketable notes.

                    DESCRIPTION OF THE FIXED RATE NOTES

   We will issue the fixed rate notes under an indenture, dated as of February 1, 1998, between us and The Chase Manhattan Bank (formerly Chase Bank of Texas, National Association), as trustee, which is more fully described in the accompanying prospectus. The terms of the fixed rate notes will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939.

   The following description is a summary of the material provisions of the fixed rate notes and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture. You should carefully read the summary below, the description of the general terms and provisions of our debt securities set forth in the accompanying prospectus and the provisions of the indenture that may be important to you before investing in the fixed rate notes.

   We may issue debt securities from time to time in one or more series under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture. Our 6% Debentures due February 1, 2008 ($300 million outstanding as of December 31, 2000), our 6 3/8% Term Enhanced ReMarketable Securities ($500 million outstanding as of December 31, 2000) and our 8.125% Notes due 2005 ($325 million outstanding as of December 31, 2000) are currently outstanding under the indenture. The fixed rate notes will be a new series of debt securities under the indenture. In addition, the remarketable notes will be a new series of debt securities under the indenture.

Ranking of the Fixed Rate Notes

   The fixed rate notes will:

  . be general unsecured obligations,

  . rank equally with all of our other unsecured and unsubordinated indebtedness, and

  . with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries.

   Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to the fixed rate notes as described under "Description of Our Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus.

Principal, Maturity and Interest

   The fixed rate notes will mature on      , 2011. The fixed rate notes are
initially limited to $300,000,000 aggregate principal amount. However, we may issue additional fixed rate notes of this series from time to time, without the consent of the holders of the fixed rate notes.

   The fixed rate notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and multiples thereof as described under "Description of Our Debt Securities--Global Securities" in the accompanying prospectus. We will issue a global security in a denomination equal to the principal amount of the fixed rate notes.

   Interest on the fixed rate notes will:

  . accrue at the rate of  % per year from      , 2001,

  . be payable semiannually in arrears on each        and       , commencing
         , 2001,

  . be payable to the person in whose name the fixed rate notes are
    registered at the close of business on the relevant        and
    preceding the applicable interest payment date, which we refer to with respect to the fixed rate notes as "regular record dates,"

  . be computed on the basis of a 360-day year comprised of twelve 30-day months, and

  . be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.

Optional Redemption

   We may redeem the fixed rate notes, in whole or in part, at our option exercisable at any time from time to time upon not less than 30 and not more than 60 days' notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

  . 100% of the principal amount of the fixed rate notes redeemed, plus

  . accrued and unpaid interest thereon, if any, to, but excluding, the redemption date plus

  . the make-whole premium described below, if any.

The redemption price will never be less than 100% of the principal amount of the fixed rate notes plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

   The amount of the make-whole premium with respect to any fixed rate note to be redeemed will be equal to the excess, if any, of:

      (1) the sum of the present values, calculated as of the redemption date, of:

      . each interest payment that, but for such redemption, would have been payable on the fixed rate note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date), and

      . the principal amount that, but for such redemption, would have been payable at the final maturity of the fixed rate note being redeemed, over

      (2) the principal amount of the fixed rate note being redeemed.

   The present values of interest and principal payments referred to in a clause (1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as
defined below) plus      basis points.

   The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 45 days prior to the redemption date, or if the independent investment banking institution we appoint is unwilling or unable to calculate the make-whole premium, the calculation will be made by Banc of America Securities LLC. If Banc of America Securities LLC is unwilling or unable to make the calculation, we will appoint a different independent investment banking institution of national standing to make the calculation.

   For purposes of determining the make-whole premium, "comparable treasury yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the fixed rate notes, calculated to the nearest 1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

   The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release. If this statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banking institution selected in the manner described in the second preceding paragraph.

   If we redeem the fixed rate notes in part, the trustee will select the fixed rate notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems fair and appropriate. We will only redeem fixed rate notes in multiples of $1,000 in original principal amount. If any fixed rate note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new fixed rate note in principal amount equal to the unredeemed portion of the original fixed rate note will be issued upon the cancellation of the original fixed rate note.

Sinking Fund

   We are not obligated to make mandatory redemption or sinking fund payments with respect to the fixed rate notes.

Restrictive Covenants

   The indenture does not limit the amount of indebtedness or other obligations that we may incur and does not contain provisions that would give holders of the fixed rate notes the right to require us to repurchase their fixed rate notes in the event of a change in control of us, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be events of default under the terms of the indenture.

   The indenture contains certain covenants for the benefit of the holders of the fixed rate notes and the remarketable notes which we have summarized below and refer to as the "restrictive covenants." The restrictive covenants are applicable to the fixed rate notes and the remarketable notes; provided, however, that the restrictive covenants will terminate pursuant to the termination provision of the indenture and will no longer be applicable to the fixed rate notes or the remarketable notes on and after the date, which we refer to as the "termination date," on which there remains outstanding, in the aggregate, no more than $200 million in principal amount of our:

  . Medium-Term Notes, Series B due through 2001 ($144.1 million outstanding as of December 31, 2000),

  . 8.90% Debentures due 2006 ($145.1 million outstanding as of December 31,
    2000), and

  . long-term indebtedness (but excluding for this purpose any long-term indebtedness incurred pursuant to any revolving credit facility, letter of credit facility or other similar bank credit facility) issued subsequent to the issuances of the fixed rate notes and the remarketable notes and prior to the termination date containing covenants substantially similar to the restrictive covenants but not containing the termination provision.

We collectively refer to the debt described above as the "Resources Corp. Long-Term Indebtedness."

   Each issue of Resources Corp. Long-Term Indebtedness has covenants similar to the restrictive covenants summarized below. Various agreements governing some of our short-term indebtedness, including our revolving credit facility, contain provisions limiting our ability to encumber our property or the property of our subsidiaries and to effect sale and leaseback transactions that differ from the restrictive covenants. As of December 31, 2000, approximately $289.2 million aggregate principal amount of Resources Corp. Long-Term Indebtedness was outstanding. We currently expect the termination date to occur in the second quarter of 2001.

   Limitations on Liens. We will not, and we will not permit any restricted subsidiary (as defined below) to, pledge, mortgage or hypothecate, or permit to exist, except in our favor or in favor of any restricted subsidiary, any mortgage, pledge, lien or other encumbrance, which we collectively refer to as a "lien" or "liens," upon, any principal property (as defined below) at any time owned by us or by a restricted subsidiary, to secure any indebtedness (as defined below), unless effective provision is made whereby outstanding fixed rate notes and remarketable notes will be secured equally and ratably therewith (or prior thereto), and with any other indebtedness similarly entitled to be equally and ratably secured. This restriction will not apply to or prevent the creation or existence of:

  . liens on any property held or used by us or a restricted subsidiary in connection with the exploration for, development of or production of, oil, gas, natural gas (including liquefied gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels, such properties to include, but not be limited to, our or a restricted subsidiary's interest in any mineral fee interests, oil, gas or other mineral leases, royalty, overriding royalty or net profits interests, production payments and other similar interests, wellhead production equipment, tanks, field gathering lines, leasehold or field separation and processing facilities, compression facilities and other similar personal property and fixtures,

  . liens on oil, gas, natural gas (including liquified gas and storage gas), other hydrocarbons, helium, coal, metals, minerals, steam, timber, geothermal or other natural resources or synthetic fuels produced or recovered from any property, an interest in which is owned or leased by us or a restricted subsidiary,

  . liens (or certain extensions, renewals or refundings thereof) upon any property acquired, constructed or improved before or after the date of the indenture, created at the time of acquisition or within one year thereafter to secure all or a portion of the purchase price thereof or the cost of construction or improvement, or existing thereon at the date of acquisition, provided that every such mortgage, pledge, lien or encumbrance applies only to the property so acquired or constructed and fixed improvements thereon,

  . liens upon any property acquired by any corporation that is or becomes a restricted subsidiary after the date of the indenture, each of which we refer to as an "acquired entity," provided that every such mortgage, pledge, lien or encumbrance:

    . will either:

     . exist prior to the time the acquired entity becomes a restricted subsidiary, or

     . be created at the time the acquired entity becomes a restricted subsidiary or within one year thereafter to secure payment of the acquisition price thereof, and

    . will only apply to those properties owned by the acquired entity at the time it becomes a restricted subsidiary or thereafter acquired by it from sources other than us or any other restricted subsidiary,

  . pledges of current assets, in the ordinary course of business, to secure current liabilities,

  . deposits to secure public or statutory obligations,

  . liens upon any office, data processing or transportation equipment,

  . liens created or assumed in connection with the issuance of debt securities, the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code, for the purpose of financing the acquisition or construction of property to be used by us or a restricted subsidiary,

  . pledges or assignments of accounts receivable or conditional sales contracts or chattel mortgages and evidence of indebtedness secured thereby, received in connection with the sale of goods or merchandise to customers,

  . certain liens for taxes, judgments and attachments, or

  . other liens specified in the indenture.

   Notwithstanding the foregoing, we or a restricted subsidiary may issue, assume or guarantee indebtedness secured by a mortgage which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all of our other indebtedness or indebtedness of a restricted subsidiary secured by a mortgage which (if originally issued, assumed or guaranteed at such time) would otherwise be subject to the foregoing restrictions (not including secured indebtedness permitted under the foregoing exceptions) and the value of all sale and leaseback transactions (as defined below) existing at such time (other than sale and leaseback transactions in which the property involved would have been permitted to be mortgaged under the third or fourth bullet points above), does not at the time such indebtedness is incurred exceed 5% of consolidated net tangible assets (as defined below), as shown on our most recent audited consolidated balance sheet preceding the date of determination.

   Limitation on Sale and Leaseback Transactions. We will not, and we will not permit any restricted subsidiary to, engage in a sale and leaseback transaction of any principal property unless the net proceeds of such sale are at least equal to the fair value of such principal property (as determined by our board of directors) and either:

  . we or such restricted subsidiary would be entitled under the indenture to incur indebtedness secured by a lien on the principal property to be leased without equally and ratably securing the fixed rate notes and the remarketable notes pursuant to the exceptions provided in the third and fourth bullet points of the second sentence of "--Limitation on Liens" above, or

  . we apply an amount not less than the fair value of such property:

    . to the retirement of certain of our long-term indebtedness or long-term indebtedness of a restricted subsidiary, or

    . to the purchase at not more than the fair value of principal property
      (other than that involved in such sale and leaseback transaction).

Defined Terms

   "Consolidated net tangible assets" means the total amount of our assets, including the assets of our subsidiaries less, without duplication:

  . total current liabilities (excluding indebtedness due within 12 months),

  . all reserves for depreciation and other asset valuation reserves, but excluding reserves for deferred federal income taxes,

  . all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset, and

  . all appropriate adjustments on account of minority interests of other persons holding common stock of any subsidiary, all as reflected in our most recent audited consolidated balance sheet preceding the date of such determination.

   "Indebtedness," as applied to us or any subsidiary, means bonds, debentures, notes and other instruments representing obligations created or assumed by us or any such subsidiary:

  . for money borrowed, other than unamortized debt discount or premium,

  . evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind,

  . as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, and

  . any amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation listed in the three immediately preceding bullet points.

All indebtedness secured by a lien upon property owned by us or any subsidiary and upon which indebtedness any such corporation customarily pays interest, although any such corporation has not assumed or become liable for the payment of such indebtedness, is also deemed to be indebtedness of any such corporation. All indebtedness for borrowed money incurred by other persons which is directly guaranteed as to payment of principal by us or any subsidiary will for all purposes of the indenture be deemed to be indebtedness of any such corporation, but no other contingent obligation of any such corporation in respect of indebtedness incurred by other persons shall for any purpose be deemed indebtedness of such corporation. Indebtedness of us or any subsidiary does not include:

  . amounts which are payable only out of all or a portion of the oil, gas, natural gas, helium, coal, metals, minerals, steam, timber, hydrocarbons, or geothermal or other natural resources produced, derived or extracted from properties owned or developed by such corporation,

  . any indebtedness incurred to finance oil, gas, natural gas, helium, coal, metals, minerals, steam, timber, hydrocarbons, or geothermal or other natural resources or synthetic fuel exploration or development, payable, with respect to principal and interest, solely out of the proceeds of oil, gas, natural gas, helium, coal, metals, minerals, steam, timber, hydrocarbons, or geothermal or other natural resources or synthetic fuel to be produced, sold and/or delivered by us or any subsidiary,

  . indirect guarantees or other contingent obligations in connection with the indebtedness of others, including agreements, contingent or otherwise, with such other persons or with third persons with respect to, or to permit or ensure the payment of, obligations of such other persons, including, without limitation, agreements to advance or supply funds to or to invest in such other persons, or agreements to pay for property, products or services of such other persons (whether or not conferred, delivered or rendered), and any demand charge, throughput, take-or-pay, keep-well, make-whole, cash deficiency, maintenance of working capital or earnings or similar agreements, and

  . any guarantees with respect to lease or other similar periodic payments to be made by other persons.

   "Principal property" means any natural gas distribution property, natural gas pipeline or gas processing plant located in the United States, except any such property that in the opinion of our board of directors is not of material importance to the total business conducted by us and our consolidated subsidiaries. "Principal property" shall not include any oil or gas property or the production or proceeds of production from an oil or gas producing property or the production or any proceeds of production of gas processing plants or oil or gas or petroleum products in any pipeline or storage field.

   "Restricted subsidiary" means any subsidiary which owns a principal property. "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more other subsidiaries, or by us and one or more other subsidiaries. "Voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

   "Sale and leaseback transaction" means any arrangement entered into by us or any restricted subsidiary with any person providing for the leasing to us or any restricted subsidiary of any principal property (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between us and a restricted subsidiary or between restricted subsidiaries), which principal property has been or is to be sold or transferred by us or such restricted subsidiary to such person.

Paying Agent

   We have designated the trustee as the sole paying agent for the fixed rate notes.

                   DESCRIPTION OF THE REMARKETABLE NOTES

   We will issue the remarketable notes under an indenture, dated as of February 1, 1998, between us and The Chase Manhattan Bank (formerly Chase Bank of Texas, National Association), as trustee, which is more fully described in the accompanying prospectus. The terms of the remarketable notes will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939.

   The following description is a summary of the material provisions of the remarketable notes and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture. You should carefully read the summary below, the description of the general terms and provisions of our debt securities set forth in the accompanying prospectus and the provisions of the indenture that may be important to you before investing in the remarketable notes.

   We may issue debt securities from time to time in one or more series under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture. Our 6 1/2% Debentures due February 1, 2008 ($300 million outstanding as of December 31, 2000), our 6 3/8% Term Enhanced ReMarketable Securities ($500 million outstanding as of December 31, 2000) and our 8.125% Notes due 2005 ($325 million outstanding as of December 31, 2000) are currently outstanding under the indenture. The remarketable notes will be a new series of debt securities under the indenture. In addition, the fixed rate notes will be a new series of debt securities under the indenture.

Ranking of the Remarketable Notes

   The remarketable notes will:

  . be general unsecured obligations,

  . rank equally with all of our other unsecured and unsubordinated indebtedness, and

  . with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries.

   Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to the remarketable notes as described under "Description of Our Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus.

General; Principal and Maturity

   The remarketable notes will mature on           , 2016, unless extended
until the tenth anniversary of the "fixed rate remarketing date," as defined below under "--Interest and Interest Payment Dates," or modified by us in the manner described in the following paragraph. We refer to the date on which the remarketable notes mature as the "remarketable notes maturity date." The remarketable notes are initially limited to $150,000,000 aggregate principal amount. However, we may issue additional remarketable notes of this series from time to time, without the consent of the holders of the remarketable notes. We may redeem, or be required to redeem, the remarketable notes before the remarketable notes maturity date but not prior to the "first remarketing date," as defined below under "--Interest and Interest Payment Dates."

   We may modify the remarketable notes maturity date by designating an anniversary of the fixed rate remarketing date, not later than the tenth anniversary thereof, as the remarketable notes maturity date. In order to modify the remarketable notes maturity date, we will be required to give notice of our designation to the remarketing dealer, the trustee and DTC no later than 4:00 p.m., New York City time, on the fourth business day prior to the first remarketing date, if there is no floating rate period, or no later than the floating period termination notification date, as defined below under "-- Floating Rate Period," if there is a floating rate period.

   The remarketable notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and multiples thereof as described under "Description of Our Debt Securities--Global Securities" in the accompanying prospectus. We will issue a global security in a denomination equal to the total principal amount of the remarketable notes.

   If any interest, principal or other payment date of the remarketable notes, including any payment in connection with the mandatory tender or any mandatory redemption as described below, with respect to the remarketable notes that then accrues interest at a fixed rate does not fall on a business day, a payment otherwise payable on that day will be made on the next succeeding business day. Such payment will have the same effect as if made on the originally scheduled payment date, and no interest will accrue for the period from and after such payment date. In the case of any payment with respect to the remarketable notes that then accrues interest at a floating rate of interest, interest will accrue from such originally scheduled payment date to, but excluding, such next succeeding business day, in which case interest for the following floating interest weekly period will begin to accrue on such business day. In the case of an interest payment at maturity, however, no interest will accrue from and after the remarketable notes maturity date.

   "Business day" means any day other than a Saturday or Sunday or a day on which banking institutions in the City of New York or Houston, Texas are authorized or obligated by law or executive order to close and, in the case of the determination of the floating reference rate pursuant to a "LIBOR reference rate," as defined below under "--Floating Rate Period," a day that is a LIBOR business day.

   "London business day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

   "LIBOR business day" means a day that is a business day and a London business day.

   We will agree with the remarketing dealer that we will not cause or permit the terms or provisions of the remarketable notes, or the indenture, as it relates to the remarketable notes, to be modified in any way, and may not make open market or other purchases of the remarketable notes prior to the first remarketing date, except to fulfill our mandatory redemption obligations, or in other limited circumstances, without the prior written consent of the remarketing dealer. Notwithstanding the foregoing, we may purchase any of the remarketable notes; provided, that we pay the remarketing dealer an amount specified in the remarketing agreement, as determined by the remarketing dealer in accordance with the terms of the remarketing agreement.

Interest and Interest Payment Dates

   The remarketable notes will bear interest at     % per year, from the date
of issuance to, but excluding,        , 2006, which we refer to as the "first
remarketing date," computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest semi-annually in arrears on
and             , beginning on         , 2001, until the first remarketing
date.

   "Remarketing date(s)" means:

  . the first remarketing date, in the event the remarketing dealer elects to remarket the remarketable notes and we have not elected to exercise our "floating period option," as defined below under "--Floating Rate Period," or

  . the first remarketing date, and, if the remarketing dealer elects to remarket the remarketable notes and we elect to exercise our floating period option, a subsequent remarketing date which will fall on one of the 52 following one-week anniversary dates of the first remarketing date, or if any such day is not a business day, the next following business day, as designated by us not later than the fifth business day prior to such one-week anniversary date, which date we refer to as the "subsequent remarketing date;" provided, however, that the remarketing dealer may permit us to withdraw such designation and to continue the floating rate period, as though we had not designated such one-week anniversary date as the subsequent remarketing date, in which case the designation will be deemed not to have occurred; provided, further, that if we fail to designate the termination date for the floating rate period, the subsequent remarketing date will be the date that is 52 weeks after the first remarketing date, or, if such day is not a business day, the next following business day.

   "Fixed rate remarketing date" means:

  . the first remarketing date, in the event the remarketing dealer elects to remarket the remarketable notes and we do not elect to exercise our floating period option, or

  . the subsequent remarketing date if the remarketing dealer elects to remarket the remarketable notes and we have elected to exercise our floating period option.

   From and after the fixed rate remarketing date until the remarketable notes maturity date, interest will accrue on the remarketable notes at a fixed rate equal to the "interest rate to maturity," as defined below under "--Interest Rate to Maturity." During this period, we will pay interest on the remarketable notes semi-annually on each six-month anniversary of the fixed rate remarketing date. Interest on the remarketable notes during this period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

   From and after the first remarketing date, if we elect to exercise our floating period option, interest on the remarketable notes accruing during any "floating interest weekly period," as defined below under "--Floating Rate Period," will be payable as of the close of business on the last business day of such floating interest weekly period. Interest on the remarketable notes during such floating rate period will be computed on the basis of the actual number of days in such floating interest weekly period over a 360-day year.

   Interest payable on any interest payment date will be payable to the persons in whose names the remarketable notes are registered at the close of business on the 15th calendar day, whether or not a business day, immediately preceding the interest payment date; provided, however, that in the case of an interest payment date during the floating rate period, interest will be payable to the holder of the remarketable notes as of the close of business on the last day of the floating interest weekly period.

   Interest payments will be in the amount of interest accrued from and including the next preceding interest payment date, or from and including the date of issuance if no interest has been paid or duly provided with respect to the remarketable notes, to, but excluding, the interest payment date, remarketing date or the remarketable notes maturity date, as the case may be.

Interest Rate to Maturity

   If the remarketing dealer elects to remarket the remarketable notes, then by 3:30 p.m., New York City time, on the third business day prior to the fixed rate remarketing date, which we refer to herein as the "fixed rate determination date," the remarketing dealer will determine the "interest rate to maturity" to the nearest one thousandth of one percent per annum (0.001%), unless we have elected to redeem, or are required to redeem, the remarketable notes.

   The "interest rate to maturity" will be equal to either:

  . the sum of    % per annum, referred to as the "base rate," and the
    "applicable spread," as defined below, which will be based on the "dollar price," as defined below, or

  . the "negotiated rate," as defined below, mutually agreed upon between us and the remarketing dealer.

The interest rate to maturity for the remarketable notes announced by the remarketing dealer, absent manifest error, will be binding and conclusive upon the beneficial owners of such remarketable notes, us and the trustee.

   For purposes of calculating the interest rate to maturity, the following terms have the following meanings:

   "Applicable spread" will be the lowest fixed rate bid, expressed as a spread (in the form of a percentage or in basis points) above the base rate obtained by the remarketing dealer by 3:30 p.m., New York City time, on the fixed rate determination date from the fixed rate bids quoted to the remarketing dealer by up to five reference corporate dealers. The remarketing dealer will have the right to match the lowest fixed rate bid.

   A "fixed rate bid" will be an irrevocable offer to purchase the aggregate outstanding principal amount of the remarketable notes at the dollar price, but assuming:

  . a settlement date that is the fixed rate remarketing date, without accrued interest,

  . a maturity date that is the tenth anniversary of the fixed rate remarketing date or such other date agreed pursuant to the remarketing agreement, and

  . a stated annual interest rate, payable semi-annually, equal to the base rate plus the applicable spread bid by such reference corporate dealer.

   In lieu of determining the interest rate to maturity by using the base rate and the applicable spread, we may agree with the remarketing dealer to determine the interest rate to maturity on a negotiated transaction basis, which rate we refer to as the "negotiated rate." In such case, we will pay the remarketing dealer an underwriting fee that may be added to the dollar price at which the remarketable notes will be sold to investors by the remarketing dealer.

   "Telerate Page 500" means the display designated as "Telerate page 500" on Dow Jones Markets (or such other page as may replace "Telerate page 500" on such service) or such other service displaying the offer prices as may replace Dow Jones Markets.

   "Dollar price" means the present value, as of the first remarketing date, of the "remaining scheduled payments," as defined below, discounted to the first remarketing date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the "treasury rate," as defined below; provided, however, that the dollar price may be any other amount agreed to in writing by us and the remarketing dealer.

   "Reference corporate dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which we will select. We will advise the remarketing dealer of our selection of reference corporate dealers no later than five business days prior to the fixed rate remarketing date.

   "Remaining scheduled payments" means the remaining scheduled payments of the principal of and interest on the remarketable notes, calculated at the base rate only and assuming:

  . a remarketable notes maturity date of February   , 2016, whether or not
    such date is a business day or is the same as the remarketable notes maturity date, and

  . that we did not elect to exercise our floating period option.

   "Treasury rate" means the yield to maturity of the offered-side quote for the then current 10-Year US Treasury Bond shown on Telerate page 500 (or any successor page), as of 11:00 a.m., New York City time, on the business day immediately preceding the determination date (or, if a quote for such 10-Year US Treasury Bond is not available, the interpolated yield to maturity using then current US Treasury Bonds or the yield to maturity of another benchmark US Treasury Bond that has a tenor of approximately 10 years). The 10-year offered-side yield will be used to determine the dollar price with respect to the determination of the interest rate to maturity. In the event that the offered-side quote for the then current 10-Year US Treasury Bond is no longer shown on Telerate page 500 and there is no successor page, the treasury rate will be calculated by the remarketing dealer and will be a yield to maturity equal to the arithmetic mean of the secondary market bid rates, as of approximately 11:00 a.m. New York City time, on the business day immediately preceding the determination date, of five leading primary United States government securities dealers (no more than one of which may be the remarketing dealer or an affiliate of the remarketing dealer) selected by the remarketing dealer, excluding the highest and lowest of such bids, for an aggregate principal amount of the then current 10-Year US Treasury Bond equal to the aggregate principal amount of the remarketable notes (or, if a quote for such 10-Year US Treasury Bond is not available, the interpolated yield to maturity using then current US Treasury Bonds or the yield to maturity of another benchmark US Treasury Bond that has a tenor of approximately 10 years). If fewer than three such United States government securities dealers provide bids, the treasury rate will be the average of such bids. If only one such United States government securities dealer provides such a bid, then the treasury rate will be equal to such bid.

Notification of Interest Rate to Maturity

   Subject to the remarketing dealer's election to remarket the remarketable notes, the remarketing dealer will notify us, the trustee and DTC by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the fixed rate determination date of the interest rate to maturity.

Floating Rate Period

   Following the remarketing dealer's election to remarket the remarketable notes, but prior to the fourth business day immediately preceding the first remarketing date, which we refer to as the "floating period notification date," we may elect to exercise our floating period option; provided, however, that the remarketing dealer may allow a shorter notice period. If we exercise this floating period option, the remarketable notes will be remarketed at a floating rate equal to the "floating period interest rate," as defined below, for a period of one year, or for the period ending on a date which otherwise would be a "floating interest reset date," as defined below, following the date on which we elect to terminate such floating rate period, the "floating period termination notification date," whichever is shorter. We refer to the last day of such period as the "floating period termination date." In the event that we exercise our floating period option, the remarketable notes maturity date will be extended to the tenth anniversary of the fixed rate remarketing date, not to
exceed           , 2017, unless otherwise modified by us as described above under "-- General; Principal and Maturity."

   If the remarketing dealer elects to remarket the remarketable notes and we elect to exercise our floating period option, then by 3:30 p.m., New York City time, on the third business day prior to the floating rate remarketing date, which we refer to herein as the "floating rate spread determination date," the remarketing dealer will determine the "floating rate spread," as defined below. The amount of interest for each day that the remarketable notes are outstanding during the floating rate period will be calculated by dividing the floating period interest rate in effect for that day by 360 and multiplying the result by the dollar price. The amount of interest to be paid for a floating interest weekly period will be calculated by adding the daily interest amounts for each day in that floating interest weekly period. The floating period interest rate for the remarketable notes announced by the remarketing dealer, absent manifest error, will be binding and conclusive upon the beneficial owners of the remarketable notes, us and the trustee.

   For this purpose, the following terms have the following meanings:

   "Floating period interest rate" for each floating interest weekly period during the floating rate period means the sum of the floating reference rate in respect of the applicable floating interest weekly period plus the floating rate spread, rounded to the nearest one thousandth (0.001) of one percent per annum.

   "Floating rate remarketing date" means the first remarketing date in the event that we have elected to exercise our floating period option.

   "Floating period option" means our right, on any date subsequent to the remarketing dealer's election to purchase the remarketable notes, but prior to the fourth business day immediately preceding the first remarketing date, to require the remarketing dealer to remarket the remarketable notes at the floating period interest rate.

   "Floating rate period" means the period from, and including, the floating rate remarketing date to, but excluding, the floating period termination date.

   "Floating rate spread" will be the lowest floating rate bid expressed as a spread (in the form of a percentage or number of basis points) above the floating reference rate for the remarketable notes obtained by the remarketing dealer by 3:30 p.m., New York City time, on the floating rate spread determination date, from the floating rate bids quoted to the remarketing dealer by up to five reference money market dealers. The remarketing dealer will have the right to match the lowest floating rate bid.

   A "floating rate bid" will be an irrevocable offer to purchase the aggregate outstanding principal amount of the remarketable notes at the dollar price, but assuming:

  . a settlement date that is the floating rate remarketing date, without accrued interest,

  . a maturity date equal to the day that is 52 weeks from the floating rate remarketing date,

  . that the remarketable notes are callable at the dollar price by the remarketing dealer on a weekly basis after the floating rate remarketing date for up to 52 weeks,

  . that the remarketable notes will be required to be repurchased by us at the dollar price on the day that is 52 weeks from the floating rate remarketing date if not previously called by the remarketing dealer, and

  . a stated annual interest rate, payable weekly on the last business day of each floating interest weekly period, equal to the floating reference rate plus the floating rate spread bid by such reference money market dealer.

   "Floating interest weekly period" means the period from, and including, the floating rate remarketing date to, but excluding, the next following floating interest reset date, and thereafter the period from, and including, a floating interest reset date to, but excluding, the next following floating interest reset date; provided that the final floating interest weekly period during the floating rate period will run to, but exclude, the subsequent remarketing date.

   "Reference money market dealer" means each of up to five dealers of publicly traded debt securities, including our debt securities, selected by us, who are also dealers in money market instruments. We will notify the remarketing dealer of our selection of reference money market dealers no later than four business days prior to the floating rate remarketing date.

   "Floating reference rate" means the rate of interest for each floating interest reset date as determined by the remarketing dealer, based on one, and only one, of the following indices selected by us and notified to the remarketing dealer no later than the fourth business day prior to the floating rate remarketing date:

  . the per annum rate equal to the one week eurodollar rate shown on Telerate page 3750 (or any successor page) at 11:00 a.m., London time, on the applicable floating interest determination date, referred to as the "LIBOR reference rate," or

  . the per annum rate equal to the average of the federal funds rates shown on Telerate page 5 (or any successor page) at 11:00 a.m., New York City time, on the applicable floating interest determination date and each of the four business days prior to such floating interest determination date, or

  . the one-week "AA" non-financial commercial paper rate shown on the internet world wide web page (or any successor page) of the Board of Governors of the Federal Reserve System (www.bogfrb.fed.us/releases/CP/) at 11:00 a.m., New York City time, on the applicable floating interest determination date.

   "Telerate Page 3750" means the display designated as "Telerate page 3750" on Dow Jones Markets (or such other page as may replace "Telerate page 3750" on such service) or such other service displaying the offer prices, as may replace Dow Jones Markets.

   "Floating interest reset date" means the floating rate remarketing date and the Wednesday of each calendar week thereafter during the floating rate period commencing on the first Wednesday falling after the floating rate remarketing date.

   "Floating interest determination date" will be, in respect of each floating interest weekly period during the floating rate period, the second business day preceding the first day of such floating interest weekly period.

Mandatory Tender

   On a business day not earlier than 15 business days prior to the first remarketing date and not later than 4:00 p.m., New York City time, on the 10th business day prior to the first remarketing date, the remarketing dealer will notify us and the trustee as to whether it elects to purchase the remarketable notes on the first remarketing date, which we refer to as the "notification date."

   If, and only if, the remarketing dealer so elects at the first remarketing date, or upon any subsequent remarketing date, the remarketable notes will be subject to mandatory tender to the remarketing dealer for purchase and remarketing on the remarketing date, in accordance with the terms and subject to the conditions set forth in the remarketing agreement and described in this prospectus supplement.

   The remarketable notes will be remarketed at a fixed rate of interest equal to the interest rate to maturity, unless we have elected to exercise our floating period option, prior to the fourth business day prior to the first remarketing date. Under these circumstances, the remarketable notes will be remarketed at a floating rate for up to one year until the floating period termination date, at which time they will be remarketed at a fixed rate of interest equal to the interest rate to maturity unless we have chosen to redeem, or are required to redeem, such remarketable notes.

   The purchase price payable to the holders of tendered remarketable notes will be equal to:

  . 100% of the aggregate principal amount thereof, on the first remarketing date, and

  . the dollar price on the subsequent remarketing date, if any.

   Subject to the remarketing dealer's election to purchase and remarket the remarketable notes, on the first remarketing date the remarketing dealer will then sell the aggregate principal amount of the remarketable notes at the dollar price to the reference money market dealer, or to the reference corporate dealer, whichever is applicable, providing the lowest fixed rate bid or floating rate bid, or the remarketing dealer may match the lowest bid. If the lowest fixed rate bid or floating rate bid is submitted by two or more of the applicable reference dealers and the remarketing dealer does not match such lowest bid, we will select one or more of such reference dealers, as we determine in our sole discretion, to whom the remarketing dealer shall sell the remarketable notes.

   At any subsequent remarketing date for the remarketable notes following the remarketing dealer's purchase of the remarketable notes, the remarketing dealer will then sell the aggregate principal amount of the remarketable notes at the dollar price to the reference corporate dealer providing the lowest fixed rate bid, or the remarketing dealer may match the lowest fixed rate bid. If the lowest fixed rate bid is submitted by two or more of the reference corporate dealers and the remarketing dealer does not match such lowest bid, we will select one or more of such reference corporate dealers, as we determine in our sole discretion, to whom the remarketing dealer shall sell the remarketable notes.

   If the remarketing dealer elects to remarket the remarketable notes, the obligation of the remarketing dealer to purchase the remarketable notes on any remarketing date, as applicable, is subject to conditions specified in the remarketing agreement.

   If for any reason the remarketing dealer does not purchase all of the remarketable notes on any remarketing date, we will be required to redeem all of the remarketable notes as discussed below under "--Mandatory Redemption."

Mandatory Redemption

   We will be required to redeem the remarketable notes from the holders of the remarketable notes in whole on the remarketing date at a price equal to 100% of the aggregate principal amount of the remarketable notes, if such remarketing date is the first remarketing date, or at the dollar price, if such remarketing date is the subsequent remarketing date, plus, in either case, all accrued and unpaid interest, if any, to the applicable remarketing date in the event that:

  . the remarketing dealer for any reason does not elect, by notice to us and the trustee not later than the notification date, to purchase all of the outstanding remarketable notes for remarketing on the first remarketing date,

  . prior to any remarketing date, the remarketing dealer resigns and no successor has been appointed on or before the applicable determination date,

  . at any time after the remarketing dealer elects on the notification date to remarket the remarketable notes, the remarketing dealer elects to terminate the remarketing agreement in accordance with its terms,

  . the remarketing dealer for any reason does not notify us of the floating period interest rate or of the interest rate to maturity by 4:00 p.m. New York City time on the applicable determination date,

  . the remarketing dealer for any reason does not deliver the purchase price of the remarketable notes to the trustee on the remarketing date, or does not purchase all tendered remarketable notes on such remarketing date, or

  . we for any reason fail to optionally redeem the remarketable notes from the remarketing dealer following our election to effect such optional redemption.

Optional Redemption

   If the remarketing dealer elects to remarket the remarketable notes, the remarketable notes will be subject to mandatory tender to the remarketing dealer for remarketing and we will have the option to redeem all of such remarketable notes from the remarketing dealer. To exercise this redemption option we must notify the remarketing dealer and the trustee, not later than 4:00 p.m., New York City time, on the business day immediately preceding any applicable determination date that we irrevocably elect to exercise our right to optionally redeem the remarketable notes from the remarketing dealer in whole from the remarketing dealer on the applicable remarketing date immediately following the applicable determination date.

   If we so elect to redeem the remarketable notes, we will pay the dollar price therefore to an account designated by the remarketing dealer on the first remarketing date or the subsequent remarketing date, as applicable, against delivery of the remarketable notes.

Optional Redemption After the Fixed Rate Remarketing Date

   After the fixed rate remarketing date, we may redeem the remarketable notes, in whole or in part, at our option exercisable at any time from time to time upon not less than 30 and not more than 60 days' notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

  . 100% of the principal amount of the remarketable notes redeemed, plus

  . accrued and unpaid interest thereon, if any, to, but excluding, the redemption date plus

  . the make-whole premium described below, if any.

The redemption price will never be less than 100% of the principal amount of the remarketable notes plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

   The amount of the make-whole premium with respect to any remarketable note to be redeemed will be equal to the excess, if any, of:

      (1) the sum of the present values, calculated as of the redemption date, of:

      . each interest payment that, but for such redemption, would have been payable on the remarketable note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date), and

      . the principal amount that, but for such redemption, would have been payable at the final maturity of the remarketable note being redeemed, over

      (2) the principal amount of the remarketable note being redeemed.

   The present values of interest and principal payments referred to in a clause (1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as
defined below) plus      basis points.

   The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 45 days prior to the redemption date, or if the independent investment banking institution we appoint is unwilling or unable to calculate the make-whole premium, the calculation will be made by Banc of America Securities LLC. If Banc of America Securities LLC is unwilling or unable to make the calculation, we will appoint a different independent investment banking institution of national standing to make the calculation.

   For purposes of determining the make-whole premium, "comparable treasury yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the remarketable notes, calculated to the nearest 1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

   The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release. If this statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banking institution selected in the manner described in the second preceding paragraph.

   If we redeem the remarketable notes in part, the trustee will select the remarketable notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems fair and appropriate. We will only redeem remarketable notes in multiples of $1,000 in original principal amount. If any remarketable note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new remarketable note in principal amount equal to the unredeemed portion of the original remarketable note will be issued upon the cancellation of the original remarketable note.

Sinking Fund

   We are not obligated to make sinking fund payments with respect to the remarketable notes.

Restrictive Covenants

   The indenture does not limit the amount of indebtedness or other obligations that we may incur and does not contain provisions that would give holders of the remarketable notes the right to require us to repurchase their remarketable notes in the event of a change in control of us, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be events of default under the terms of the indenture.

   The indenture contains certain covenants for the benefit of the holders of the fixed rate notes and the remarketable notes which we have summarized under "Description of the Fixed Rate Notes--Restrictive Covenants." The restrictive covenants are applicable to the fixed rate notes and the remarketable notes; provided, however, that the restrictive covenants will terminate pursuant to the termination provision of the indenture and will no longer be applicable to the fixed rate notes or the remarketable notes under the circumstances described under "Description of the Fixed Rate Notes--Restrictive Covenants."

Events of Default

   In addition to the events of default described under "Description of Our Debt Securities--Events of Default" in the accompanying prospectus, our failure to repurchase the remarketable notes as described herein would also be an event of default under the remarketable notes.

Paying Agent

   We have designated the trustee as the sole paying agent for the remarketable notes.

Settlement

   In the event that any of the remarketable notes are remarketed, the remarketing dealer will pay to the trustee, not later than the close of business on the first remarketing date an amount equal to 100% of the aggregate principal amount of the remarketable notes, or on any subsequent remarketing date an amount equal to the dollar price.

   On any such remarketing date, the remarketing dealer will cause the trustee to make payment to DTC for payment to the DTC participant of each tendering beneficial owner of remarketable notes, subject to remarketing, by book-entry through DTC by the close of business on such remarketing date, against delivery through DTC of such beneficial owner's tendered remarketable notes, of the purchase price for tendered remarketable notes that have been purchased for remarketing by the remarketing dealer.

   The purchase price of such tendered remarketable notes shall be equal to 100% of the aggregate principal amount thereof on the first remarketing date or the dollar price on the subsequent remarketing date. We will make, or cause the trustee to make, payment to DTC for payment of interest to each beneficial owner of remarketable notes, due on a remarketing date by book-entry through DTC, by the close of business on such remarketing date.

   The transactions described above will be executed on each remarketing date through DTC in accordance with the procedures of DTC, and the accounts of the respective participants will be debited and credited, and the remarketable notes delivered by book-entry as necessary to effect the purchases and sales thereof.

   Settlement for the remarketable notes on the date of issuance will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the remarketable notes in book-entry form will be made in immediately available funds. The remarketable notes will trade in DTC's Same-Day Funds Settlement System until the remarketable notes maturity date or the remarketing date, as the case may be, or until the remarketable notes are issued in definitive form, and secondary market trading activity in the remarketable notes will be required by DTC to settle in immediately available funds.

   The tender and settlement procedures described above, including the provisions for payment to selling beneficial owners of tendered remarketable notes, or for payment by the purchasers of remarketable notes, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the remarketable notes at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of remarketable notes in certificated form. In addition, the remarketing dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

   As long as DTC or its nominee holds a certificate representing the remarketable notes in the book-entry system of DTC, no certificates for the remarketable notes will be delivered to any beneficial owner. In addition, under the terms of the remarketable notes and the remarketing agreement, we have agreed that (1) we will use our best efforts to maintain the remarketable notes in book-entry form with DTC or any successor thereto, and to appoint a successor depository to the extent necessary to maintain the remarketable notes in book-entry form and (2) we will waive any discretionary right we otherwise have under the Indenture to cause the remarketable notes to be issued in certificated form.

Remarketing Dealer

   On or prior to the date of original issuance of the remarketable notes, we
will enter into a remarketing agreement with              , as remarketing
dealer for the remarketable notes. The remarketing dealer will pay us $ as consideration for the option to remarket the remarketable notes. The remarketing dealer will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances.

   We will agree to indemnify the remarketing dealer against certain liabilities, including liabilities under the Securities Act of 1933, arising out of or in connection with its duties under the remarketing agreement.

   If the remarketing dealer elects to remarket the remarketable notes, the obligation of the remarketing dealer to purchase the remarketable notes will be subject to several conditions set forth in the remarketing agreement. In addition, upon the occurrence of certain events after the remarketing dealer elects to remarket the remarketable notes, the remarketing dealer will have the right to terminate the remarketing agreement or terminate its obligation to purchase the remarketable notes or, until 3:30 p.m., New York City time, on the business day immediately preceding the remarketing date, to redetermine the interest rate.

   No beneficial owner of the remarketable notes will have any rights or claims under the remarketing agreement or against us or the remarketing dealer, as a result of the remarketing dealer not purchasing the remarketable notes.

   The remarketing agreement will provide that the remarketing dealer may resign at any time as the remarketing dealer, such resignation to be effective twenty days after the delivery to us and the trustee of notice of such resignation. In such case, we have no obligation to appoint a successor remarketing dealer. The remarketing dealer may exercise any vote or join in any action that any beneficial owner of the remarketable notes may be entitled to exercise, or take, as if it did not act in any capacity under the remarketing agreement. The remarketing dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under the remarketing agreement.

   As long as the remarketing agreement is in effect, we will not acquire any of the remarketable notes prior to any remarketing by the remarketing dealer, other than in connection with the fulfillment of our obligation to redeem the remarketable notes, or the exercise of our right to redeem the remarketable notes, on a remarketing date. Notwithstanding the foregoing, we may purchase any of the remarketable notes; provided, that we pay the remarketing dealer an amount specified in the remarketing agreement, as determined by the remarketing dealer in accordance with the terms of the remarketing agreement. After the fixed rate remarketing date or termination of the remarketing agreement prior thereto, we may at any time purchase any remarketable notes at any price in the open market or otherwise. The remarketable notes so purchased by us may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

          MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES



   The following discussion summarizes certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our fixed rate notes and remarketable notes by persons that:

  . acquire the fixed rate notes or remarketable notes in the original offerings at their initial offering prices, and

  . hold such fixed rate notes and remarketable notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, referred to herein as the "Code."

   This summary is based on provisions of the Code, final and proposed Treasury Regulations promulgated thereunder, IRS rulings and pronouncements, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, or possible differing interpretations. This summary does not address all tax consequences that may be important to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as banks and other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers in securities or currencies, broker-dealers, traders in securities that elect to mark to market, individual retirement and other tax deferred accounts, persons whose functional currency is not the United States dollar, and persons engaging in straddles or hedges relating to the fixed rate notes or remarketable notes. We have not sought and will not seek any rulings from the IRS concerning the tax consequences of the purchase, ownership or disposition of any of the fixed rate notes or the remarketable notes offered hereby and, accordingly, we cannot assure you that the IRS will not successfully challenge the tax consequences described below. In addition, this summary does not address foreign, state or local tax consequences.

   As used herein, the following terms have the following meanings:

   "United States" means the United States of America and its territories, its possessions and other areas subject to its jurisdiction.

   A "non-United States person" means a person, other than a partnership, that is not a United States person.

   A "non-United States holder" means a non-United States person that beneficially owns our fixed rate notes or remarketable notes.

   A "United States person" means:

  . a citizen or resident of the United States,

  . a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State thereof or the District of Columbia,

  . an estate whose income is subject to United States federal income taxation without regard to its source or

  . a trust if either:

    . a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

    . the trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

   A "United States holder" means a United States person that beneficially owns our fixed rate notes or remarketable notes.

   If a partnership holds fixed rate notes or remarketable notes, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding fixed rate notes or remarketable notes should consult their tax advisors.

   EACH PROSPECTIVE PURCHASER OF ANY OF THE FIXED RATE NOTES OR THE REMARKETABLE NOTES OFFERED HEREUNDER (INCLUDING UNITED STATES PERSONS) IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SUCH FIXED RATE NOTES OR REMARKETABLE NOTES, AS WELL AS THE TAX CONSEQUENCES UNDER FOREIGN, STATE, LOCAL AND OTHER UNITED STATES FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

United States Holders

   Payments of Interest. Payments of interest on a fixed rate note or a remarketable note will be taxable to a United States holder as ordinary interest income at the time such payments are accrued or received, in accordance with the United States holder's regular method of tax accounting.

   Original Issue Discount. If the excess of a fixed rate note's or remarketable note's "stated redemption price at maturity" over its "issue price" does not equal or exceed the statutory de minimis amount (generally 1/4 of 1% of a fixed rate note's or remarketable note's stated principal amount multiplied by the number of complete years to its maturity date from its issue date), such fixed rate note or remarketable note will not be treated as having original issue discount.

   If the excess of a fixed rate note's or remarketable note's stated redemption price at maturity over its issue price is equal to or greater than the statutory de minimis amount, a United States holder must include original issue discount in gross income as ordinary interest income for United States federal income tax purposes as it accrues under a "constant yield to maturity" method in advance of receipt of the cash payments attributable to such income, regardless of the United States holder's regular method of accounting. In such event, a United States holder:

  . will be required to accrue an amount of original issue discount in income each year under such method as determined under Section 1272 of the Code (under these rules, United States holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods),

  . will not separately report as taxable income the actual cash payments in respect of the accrued original issue discount,

  . will increase its tax basis in the fixed rate note or remarketable note by the amount of original issue discount included in its gross income, and

  . will decrease its tax basis in the fixed rate note or remarketable note by the amount of cash payments in respect of the accrued original issue discount.

   Sale, Exchange or Retirement. Upon the sale, exchange or retirement of a fixed rate note or remarketable note, a United States holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such United States holder's adjusted tax basis in such fixed rate note or remarketable note. A United States holder's adjusted tax basis in the fixed rate note or remarketable note generally will equal such United States holder's initial investment in the fixed rate note or remarketable note increased by original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such fixed rate note or remarketable note.

   The highest marginal individual federal income tax rate (which applies to ordinary income and gain from sales or exchanges of capital assets held for one year or less) is 39.6%. In the case of a United States holder who is an individual taxpayer, taxable gain recognized from the sale or exchange of a fixed rate note or remarketable note held as a capital asset for longer than one year is subject to tax at a maximum capital gain tax rate of 20%. The use of capital losses is subject to certain limitations. With limited exceptions, net capital gains of a corporate taxpayer are subject to tax at ordinary corporate income tax rates of up to 35%.

   Certain Considerations Relating to the Remarketable Notes. The United States federal income tax treatment of debt obligations such as the remarketable notes is not entirely certain. Because the remarketable notes are subject to mandatory tender or mandatory redemption on the first remarketing date, we intend to treat the remarketable notes as maturing on the first remarketing date for United States federal income tax purposes. By purchasing the remarketable notes, each United States holder agrees to follow such treatment for United States federal income tax purposes. Based on such treatment, interest on the remarketable notes should constitute "qualified stated interest" and generally should be taxable to a United States holder as ordinary interest income at the time such payments are accrued or received (in accordance with the United States holder's regular method of accounting).

   There can be no assurance that the IRS will agree with our treatment of the remarketable notes, and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the remarketable notes as maturing on the remarketable notes maturity date.

   The Treasury regulations do not address debt instruments involving a reset mechanism identical to the reset mechanism in the remarketable notes. Thus it is possible that the IRS could treat the remarketable notes as "contingent payment debt instruments." In such event, under Treasury regulations governing debt instruments that provide for contingent payments, referred to as the "contingent payment regulations," we would be required to construct a projected payment schedule for the remarketable notes, based upon our current borrowing costs for comparable, noncontingent debt instruments, from which an estimated yield on the remarketable notes would be calculated. A United States holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the remarketable notes at the beginning of each interest accrual period and the estimated yield of the remarketable notes. In general, for these purposes, the remarketable notes' adjusted issue price would equal the remarketable notes' issue price increased by the original issue discount (which would include all payments of stated interest) previously accrued on the remarketable notes, and reduced by all payments made on the remarketable notes. As a result of the application of the contingent payment regulations, it is possible that a United States holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

   In addition, the character of any gain or loss, upon the sale or exchange of the remarketable notes (including a sale pursuant to the mandatory tender or mandatory redemption on the first remarketing date) by a United States holder, would likely differ if the remarketable notes were treated as contingent payment debt obligations. Any such taxable gain generally would be treated as ordinary income, any such taxable loss generally would be ordinary loss to the extent of previously accrued original issue discount, and any excess loss would generally be treated as capital loss.

Non-United States Holders

   A non-United States holder will not be subject to United States federal income taxes on payments of principal, premium, if any, or interest, including original issue discount, if any, on a fixed rate note or remarketable note unless:

  . such non-United States holder is a direct or indirect 10% or greater shareholder of ours, a controlled foreign corporation related to us or a bank receiving interest described in section 881(c)(3)(A) of the Code, or

  . such payments are effectively connected with the conduct of a trade or business in the United States by the non-United States holder.

To qualify for exemption from taxation, the last United States payor (or non-United States payor that is a qualified intermediary, United States branch of a foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a non-United States beneficial owner, referred to as the "withholding agent," must have received prior to the payment of principal or interest a statement that:

  . was signed in the current or any of the three immediately preceding calendar years by the beneficial owner of the fixed rate note or remarketable note under penalties of perjury,

  . certifies that such owner is not a United States holder, and

  . provides the name and address of the beneficial owner.

The statement may be made on an IRS Form W-8BEN or a substantially similar form, and the beneficial owner must inform the withholding agent of any change in the information on the statement within 30 days of such change. If a fixed rate note or remarketable note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the withholding agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8BEN or the substitute form provided by the beneficial owner to the organization or institution.

   Generally, a non-United States holder will not be subject to United States federal income taxes on any amount which constitutes gain upon retirement or disposition of a fixed rate note or a remarketable note unless:

  . the gain is effectively connected with the conduct of a trade or business in the United States by the non-United States holder, or

  . in the case of an individual non-United States holder, such individual is present in the United States for 183 or more days in the tax year of disposition and certain other conditions are satisfied.

Certain other exceptions may be applicable, and a non-United States holder should consult its tax advisor in this regard.

   The fixed rate notes and remarketable notes will not be includable in the estate of a non-United States holder unless the individual is a direct or indirect 10% or greater stockholder of ours or, at the time of such individual's death, payments in respect of the fixed rate note or remarketable note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

   Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the fixed rate notes and remarketable notes to United States holders that are not "exempt recipients" and that fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the fixed rate notes and remarketable notes to a United States holder must be reported to the IRS on IRS Form 1099, unless the United States holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-United States Holders who are non-exempt recipients.

   In addition, upon the sale of a fixed rate note or remarketable note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either:

  . the broker determines that the seller is a corporation or other exempt recipient, or

  . the seller provides, in the required manner, certain identifying information and, in the case of a non-United States holder, certifies that such seller is a non-United States holder (and certain other conditions are met).

   Such a sale must also be reported by the broker to the IRS, unless either:

  . the broker determines that the seller is an exempt recipient, or

  . the seller certifies its non-United States status (and certain other conditions are met).

Certification of the registered owner's non-United States status would be made normally on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

   Any amounts withheld under the backup withholding rules from a payment to a holder would be allowed as a refund or a credit against such holder's United States federal income tax provided the required information is furnished to the IRS.

                               UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement relating to the fixed rate notes and in the underwriting agreement relating to the remarketable notes, we have agreed to sell to each of the underwriters named below for each series, and each of the underwriters has severally agreed to purchase, the principal amount of fixed rate notes and remarketable notes, respectively, set forth opposite its name below:

                                                       Principal    Principal
                                                       Amount of    Amount of
                                                       Fixed Rate  Remarketable
                    Underwriters                         Notes        Notes
                    ------------                      ------------ ------------
Banc of America Securities LLC....................... $            $
Chase Securities Inc.................................
Barclays Capital Inc. ...............................
Commerzbank Capital Markets Corp.....................
First Union Securities, Inc..........................
TD Securities (USA) Inc..............................
                                                      ------------ ------------
  Total.............................................. $300,000,000 $150,000,000
                                                      ============ ============

   Banc of America Securities LLC and Chase Securities Inc. are joint book-running managers for these offerings.

   The underwriting agreements provide that the obligations of the underwriters to purchase the fixed rate notes and the remarketable notes, respectively, included in these offerings are subject to the approval of certain legal matters by counsel and to certain other conditions. Under each underwriting agreement, the underwriters are obligated to purchase all the fixed rate notes or remarketable notes, as applicable, if they purchase any of the fixed rate notes or remarketable notes.

   We have been advised by the underwriters that they propose initially to offer the fixed rate notes and the remarketable notes to the public at the respective public offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at such prices less a concession
not in excess of    % of the principal amount of the fixed rate notes and    %
of the principal amount of the remarketable notes. The underwriters may allow,
and such dealers may reallow, a concession not in excess of    % of the
principal amount of the fixed rate notes and     % of the principal amount of
the remarketable notes to certain other dealers. After the initial public offering, the public offering prices and such concessions may be changed.

   In connection with these offerings, certain underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the fixed rate notes or the remarketable notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase the fixed rate notes or the remarketable notes for the purpose of stabilizing their market price. The underwriters also may create a short position for the account of the underwriters by selling more of the fixed rate notes or the remarketable notes in connection with the offering than they are committed to purchase from us, and in such case may purchase the fixed rate notes or the remarketable notes in the open market following completion of the offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the fixed rate notes or the remarketable notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

   The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when they, in covering syndicate short positions or making stabilizing purchases, repurchase fixed rate notes or remarketable notes originally sold by that syndicate member.

   We have been advised by the underwriters that they intend to make a market in the fixed rate notes and the remarketable notes but that they are not obligated to do so and may discontinue market-making at any time without notice.

   Each of the fixed rate notes and the remarketable notes are new issues of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the fixed rate notes or the remarketable notes.

   The underwriting agreements provide that we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or contribute to payments the underwriters may be required to make in respect of any of these liabilities.

   The underwriters or their affiliates have performed certain investment banking and advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

   We estimate expenses for the offerings to be approximately $      .

   Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the fixed rate notes or remarketable notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the offerings, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Prospectus
[Reliant Energy Logo]

Reliant Energy Resources Corp.
1111 Louisiana
Houston, Texas 77002
(713) 207-3000

                                  $600,000,000
                                Debt Securities

--------------------------------------------------------------------------------

   We may offer and sell up to $600,000,000 of our debt securities in one or more series by using this prospectus. Unless we inform you otherwise in a supplement to this prospectus, our debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is February  , 2001.

                               Table of Contents

About This Prospectus.......................................................   2
Where You Can Find More Information.........................................   3
Cautionary Statement Regarding Forward-Looking Information..................   4
Reliant Energy Resources Corp...............................................   5
Ratio of Earnings to Fixed Charges..........................................   6
Use of Proceeds.............................................................   6
Description of Our Debt Securities..........................................   7
Plan of Distribution........................................................  19
Validity of Securities......................................................  20
Experts.....................................................................  20

                             About This Prospectus

   This prospectus is part of a registration statement we have filed with the SEC using a "shelf" registration process. By using this process, we may offer up to $600,000,000 of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the "Where You Can Find More Information" section of this prospectus.

   References in this prospectus to the terms "we," "us" or other similar terms mean Reliant Energy Resources Corp. and its subsidiaries and references to "Reliant Energy" mean our parent, Reliant Energy, Incorporated, unless the context clearly indicates otherwise.

   You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell debt securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

                      Where You Can Find More Information

   We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov. In addition, you may inspect our reports at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, a prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the debt securities is completed:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

  . our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000,

  . our Current Report on Form 8-K dated July 27, 2000 and filed with the SEC on July 27, 2000,

  . our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000,

  . our Current Report on Form 8-K dated October 25, 2000 and filed with the SEC on October 25, 2000,

  . our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000,

  . our Current Report on Form 8-K dated December 31, 2000 and filed with the SEC on January 16, 2001, and

  . our Current Report on Form 8-K dated January 26, 2001 and filed with the SEC on January 26, 2001.

   This prospectus is part of a registration statement we have filed with the SEC relating to our debt securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

   You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

                         Reliant Energy Resources Corp.
                                 P.O. Box 2805
                           Houston, Texas 77252-2805
                                Attn: Treasurer
                                 (800) 231-6406

           Cautionary Statement Regarding Forward-Looking Information

   This prospectus, including the information we incorporate by reference, contains statements that are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify our forward-looking statements by the words "anticipate," "estimate," "expect," "forecast," "goal," "objective," "projection" or other similar words.

   We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

   The following list identifies some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

  .  the implementation of Reliant Energy's restructuring plan,

  .  the effects of competition,

  .  national or regional economic conditions,

  . industrial, commercial and residential growth in our service territories,

  . state and federal legislative and regulatory developments, including changes in environmental and other laws and regulations to which we are subject,

  .  weather variations and other natural phenomena,

  .  the timing and extent of changes in commodity prices and interest rates,

  .  the results of financing efforts, and

  . other factors we discuss in this prospectus and our other filings with the SEC.

                         Reliant Energy Resources Corp.

Overview

   We are a wholly owned subsidiary of Reliant Energy. We conduct our operations primarily in the natural gas industry. Our operations include gathering, transmission, marketing, storage and distribution services. Our operations are currently organized into two operating units, natural gas distribution and pipelines and gathering.

   Natural Gas Distribution. We conduct our natural gas distribution operations through three unincorporated divisions, Reliant Energy Arkla, Reliant Energy Entex and Reliant Energy Minnegasco. Our operations consist of intrastate natural gas sales to, and natural gas transportation for, residential, commercial and industrial customers in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma and Texas. These operations are regulated as gas utility operations in the jurisdictions served by these divisions.

   Pipelines and Gathering. We provide interstate gas transportation and related services through two wholly owned subsidiaries, Reliant Energy Gas Transmission Company and Mississippi River Transmission Corporation. As of December 31, 2000, we owned and operated over 8,200 miles of transmission lines and six natural gas storage facilities located across the south-central United States. We store, transport and deliver natural gas on behalf of various shippers, primarily to utilities, industrial customers and third party pipeline interconnects. We also provide project management and facility operation services to affiliates and third parties through our wholly owned subsidiary Reliant Energy Pipeline Services, Inc. In addition, our pipelines and gathering business unit provides natural gas gathering and related services, including liquids extraction and other well operating services. We conduct our natural gas gathering operations through a wholly owned subsidiary, Reliant Energy Field Services, Inc., or "RFS." As of December 31, 2000, RFS operated approximately 4,000 miles of gathering pipelines which collect natural gas from more than 200 separate systems located in major producing fields in Arkansas, Louisiana, Oklahoma and Texas.

Recent Developments

   Transfer of our Wholesale Energy Trading, Marketing and Risk Management Operations to Reliant Resources, Inc. On December 31, 2000, we transferred all of the outstanding capital stock of Reliant Energy Services International, Inc., or "RESI," Arkla Finance Corporation, or "Arkla Finance," and Reliant Energy Europe Trading & Marketing, Inc., or "RE Europe Trading," all of which were our wholly owned subsidiaries, to Reliant Resources, Inc., or "RRI." RRI is a wholly owned subsidiary of Reliant Energy. As a result of these stock transfers, RESI, Arkla Finance and RE Europe Trading each became a wholly owned subsidiary of RRI.

   Also, on December 31, 2000, a wholly owned subsidiary of RRI merged with and into our wholly owned subsidiary Reliant Energy Services, Inc., or "RES," with RES as the surviving corporation. As a result of this merger, the outstanding capital stock of RES was converted into the right to receive cash consideration, the outstanding capital stock of the RRI subsidiary was converted into RES capital stock and RES became a wholly owned subsidiary of RRI. As consideration for the merger, RRI paid us $120 million, subject to a working capital adjustment.

   RES, RESI and RE Europe Trading conducted our trading, marketing and risk management business and operations. Arkla Finance is a company that holds an investment in marketable equity securities.

   The stock transfers and the merger discussed above were implemented as a part of Reliant Energy's previously announced restructuring plan. Under this restructuring plan, Reliant Energy plans to divide into two publicly traded companies in order to separate its unregulated businesses from its regulated businesses. For more information regarding Reliant Energy's restructuring, please refer to our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2000 and September 30, 2000 and to our Current Report on Form 8-K dated July 27, 2000. For more information regarding the stock transfers and the merger described above, including unaudited pro forma condensed consolidated financial statements showing the effects of the stock transfers and the merger, please refer to our Current Report on Form 8-K dated December 31, 2000. Please read "Where You Can Find More Information."

                       Ratio of Earnings to Fixed Charges

   The following table sets forth our ratios of earnings from continuing operations to fixed charges for each of the periods indicated:

                              Nine Months
                                 Ended
                             September 30,       Year Ended December 31,
                           ----------------- --------------------------------
                             Pro               Pro
                            Forma             Forma
                           2000(2) 2000 1999 1999(2) 1999 1998 1997 1996 1995
                           ------- ---- ---- ------- ---- ---- ---- ---- ----
Ratio of earnings from
 continuing operations to
 fixed charges (1)........  1.80   1.52 2.41  2.31   2.44 2.71 1.87 2.09 1.69

--------
(1) We do not believe that the ratios for the nine-month periods are necessarily indicative of the ratios for the twelve-month periods due to the seasonal nature of our business. The ratios were calculated pursuant to applicable rules of the SEC.
(2) The pro forma ratios for the nine months ended September 30, 2000 and the twelve months ended December 31, 1999 reflect the effects of the merger and stock transfers described under "Reliant Energy Resources Corp.--Recent Developments--Transfer of our Wholesale Energy Trading, Marketing and Risk Management Operations to Reliant Resources, Inc." as if these transactions had occurred on January 1, 2000 and January 1, 1999, respectively. The pro forma ratios do not purport to present our actual ratios for these periods as if the transactions had occurred on those dates, nor are they necessarily indicative of our future ratios, financial position or results of operations.

                                Use of Proceeds

   Unless we inform you otherwise in the prospectus supplement, we anticipate using any net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

  .  working capital,

  .  capital expenditures,

  .  acquisitions,

  .  the payment of dividends to Reliant Energy, and

  . the repayment or refinancing of our indebtedness, including inter-company indebtedness.

                       Description of Our Debt Securities

   The debt securities offered by this prospectus will be issued under an indenture, dated as of February 1, 1998, between us and The Chase Manhattan Bank (formerly Chase Bank of Texas, National Association), as trustee. We have filed the indenture with the SEC as an exhibit to the registration statement covering the debt securities offered by this prospectus. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indenture.

   We may issue debt securities from time to time in one or more series under the indenture. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. The terms of our debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939. You should carefully read the summary below, the applicable prospectus supplement and the provisions of the indenture that may be important to you before investing in our debt securities. We have included cross-references in the summary below to refer you to the section numbers of the indenture we are describing.

Ranking of Our Debt Securities

   Unless we inform you otherwise in a prospectus supplement, the debt securities offered by this prospectus will:

  .  be general unsecured obligations,

  . rank equally with all of our other unsecured and unsubordinated indebtedness, and

  . with respect to the assets and earnings of our subsidiaries, effectively rank below all of the liabilities of our subsidiaries.

   Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to our debt securities as described under "--Defeasance and Covenant Defeasance."

The Terms of the Debt Securities

   We may issue debt securities in separate series from time to time under the indenture. The total principal amount of debt securities that may be issued under the indenture is unlimited. Our 6 1/2% Debentures due February 1, 2008 ($300 million outstanding as of December 31 2000), our 6 3/8% Term Enhanced ReMarketable Securities ($500 million outstanding as of December 31, 2000) and our 8.125% Notes due 2005 ($325 million outstanding as of December 31, 2000) are currently outstanding under the indenture. We may limit the maximum total principal amount for the debt securities of any series. However, any limit may be increased by resolution of our board of directors. (Section 301) We will establish the terms of each series of debt securities, which may not be inconsistent with the indenture, in a supplemental indenture.

   We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

  .  the title of the debt securities,

  .  any limit on the total principal amount of the debt securities,

  . the date or dates on which the principal of the debt securities will be payable or the method used to determine or extend those dates,

  . the interest rate or rates of the debt securities, if any, or the method used to determine the rate or rates,

  . the date or dates from which interest will accrue on the debt securities, or the method used for determining those dates,

  . the interest payment dates and the regular record dates for interest payments, if any, or the method used to determine those dates,

  . the basis for calculating interest if other than a 360-day year of twelve 30-day months,

  .  the place or places where:

    . payments of principal, premium, if any, and interest on the debt securities will be payable,

    . the debt securities may be presented for registration of transfer or exchange, and

    . notices and demands to or upon us relating to the debt securities may be made,

  .  any provisions for redemption of the debt securities,

  . any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity,

  . the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000,

  . any provisions that would determine the amount of principal, premium, if any, or interest on the debt securities by reference to an index or pursuant to a formula,

  . the currency, currencies or currency units in which the principal, premium, if any, and interest on the debt securities will be payable, if other than $US, and the manner for determining the equivalent principal amount in $US,

  . any provisions for the payment of principal, premium, if any, and interest on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable,

  . the percentage of the principal amount at which the debt securities will be issued and, if other than 100%, the portion of the principal amount of the debt securities which will be payable if the maturity of the debt securities is accelerated, or the method for determining such portion,

  . if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date, or, in any such case, the manner in which the deemed principal amount is to be determined,

  . any variation of the defeasance and covenant defeasance sections of the indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution,

  . whether any of the debt securities will initially be issued in the form of a temporary global security and the provisions for exchanging a temporary global security for definitive debt securities,

  . whether any of the debt securities will be issued in the form of one or more global securities and, if so:

    .  the depositories for the global securities,

    . the form of any additional legends to be borne by the global securities,

    . the circumstances under which the global securities may be exchanged, in whole or in part, for debt securities registered, and

    . whether and under what circumstances a transfer of the global securities may be registered in the names of persons other than the depositary for the global securities or its nominee,

  .  whether the interest rate of the debt securities may be reset,

  .  whether the stated maturity of the debt securities may be extended,

  . any addition to or change in the events of default for the debt securities and any change in the right of the trustee or the holders of the debt securities to declare the principal amount of the debt securities due and payable,

  .  any addition to or change in the covenants in the indenture,

  . any additions or changes to the indenture necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

  . the appointment of any paying agents for the debt securities, if other than Reliant Energy,

  . the terms of any right to convert or exchange the debt securities into any other securities or property,

  .  the terms and conditions, if any, securing the debt securities,

  . any restriction or condition on the transferability of the debt securities, and

  . any other terms of the debt securities consistent with the indenture. (Section 301)

   We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than $US.

Form, Exchange and Transfer of the Debt Securities

   We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in denominations of integral multiples of $1,000. (Section 302)

   Holders will generally be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

   Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305) At any time we may:

  .  designate additional transfer agents,

  .  rescind the designation of any transfer agent, or

  .  approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

   In the event we elect to redeem a series of debt securities, neither we nor the applicable trustee will be required to register the transfer or exchange of any debt security of that series:

  . during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

  . if we have selected the series for redemption, in whole or in part, except for the unredeemed portion of the series. (Section 305)

Global Securities

   Unless we inform you otherwise in the prospectus supplement, some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities. The global securities will have a total principal amount equal to the debt securities they represent. Unless we inform you otherwise in the prospectus supplement, each global security representing debt securities will be deposited with, or on behalf of, The Depository Trust Company, referred to as "DTC," or any other successor depository we may appoint. We refer to DTC or the other depository in this prospectus as the "depositary." Each global security will be registered in the name of the depositary or its nominee. Each global security will bear a legend referring to the restrictions on exchange and registration of transfer of global securities that we describe below and any other matters required by the indenture. Unless we inform you otherwise in the prospectus supplement, we will not issue debt securities in definitive form.

   Global securities may not be exchanged, in whole or in part, for debt securities registered, and no transfer of a global security, in whole or in part, may be registered in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

  . the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary as required by the indenture,

  . an event of default with respect to the global security has occurred and is continuing,

  . we determine in our sole discretion that the global security will be so exchangeable or transferable, or

  . any other circumstances in addition to or in lieu of those described above that we may describe in the prospectus supplement have occurred.

All debt securities issued in exchange for a global security or any portion of a global security will be registered in the names directed by the depositary. (Sections 204 and 305)

Regarding DTC

   DTC is:

  .  a limited-purpose trust company organized under the New York Banking
     Law,

  .  a "banking organization" within the meaning of the New York Banking Law,

  .  a member of the Federal Reserve System,

  . a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

  . a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include:

  .  securities brokers and dealers,

  .  banks,

  .  trust companies, and

  .  clearing corporations and some other organizations.

DTC is owned by a number of direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, referred to as indirect participants. The rules applicable to DTC and its participants are on file with the SEC.

   Upon our issuance of debt securities represented by a global security, purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security, referred to as a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

   So long as the depositary for the global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as described above, beneficial owners will not:

  . be entitled to have debt securities represented by the global security registered in their names,

  . receive or be entitled to receive physical delivery of debt securities in definitive form, and

  .  be considered the owners or holders thereof under the indenture.

   To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC's records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date, identified in a listing attached to the omnibus proxy.

   We will make payments of principal, premium, if any, and interest on the debt securities represented by the global security registered in the name of the depositary or its nominee through the trustee or a paying agent, which may also be the trustee, to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither we, the trustees, nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We have been advised that DTC will credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participant and not of DTC, the paying agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is either our responsibility or the responsibility of the paying agent. Disbursement of these payments to direct participants is the responsibility of DTC. Disbursement of these payments to the beneficial owners is the responsibility of direct and indirect participants.

   DTC may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving us reasonable notice. Under such circumstances, in the event that we do not obtain a successor securities depositary, debt securities certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the debt securities. In that event, certificates for the debt securities will be printed and delivered to the holders of record.

   We cannot assure you that DTC will distribute payments on the debt securities made to DTC or its nominee as the registered owner or any redemption or other notices to the participants, or that the participants or others will distribute the payments or notices to the beneficial owners, or that they will do so on a timely basis, or that DTC will serve and act in the manner described in this prospectus. Beneficial owners should make appropriate arrangements with their broker or dealer regarding distribution of information regarding the debt securities that may be transmitted by or through DTC.

   According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

   We have obtained the information in this section concerning DTC and the DTC's book-entry system from sources that we believe are reliable. However, we take no responsibility for the accuracy of this information.

Payment and Paying Agents

   Unless we inform you otherwise in the prospectus supplement, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

   Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

  . check mailed to the address of the person entitled to the payment as it appears in the security register, or

  . wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.

We will designate Reliant Energy as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

   Any money deposited with the trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Covenants

   We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets

   Unless we inform you otherwise in the prospectus supplement, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety, to any person, referred to as a "successor person," and we may not permit any person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

  . the successor person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction,

  . the successor person assumes our obligations with respect to the debt securities and the indenture,

  . immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing, and

  . we have delivered to the trustee the certificates and opinions required under the indenture. (Section 801)

Events of Default

   Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the indenture for a series of debt securities:

  . our failure to pay principal or premium, if any, on that series when due,

  .  our failure to pay any interest on that series for 30 days,

  . our failure to deposit any sinking fund payment, when due, relating to that series,

  . our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, for 90 days after either the trustee or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us written notice of the breach in the manner required by the indenture,

  .  specified events involving bankruptcy, insolvency or reorganization, and

  . any other event of default we may provide for that series, provided, however, that no event described in the fourth, fifth and sixth bullet points above will be an event of default until an officer of the trustee, assigned to and working in the trustee's corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the debt securities generally, us or the indenture. (Section 501)

   If the principal, premium, if any, or interest on any series of debt securities is payable in a currency other than $US and the currency is not available to us for making payments due to the imposition of exchange controls or other circumstances beyond our control, we may satisfy our obligations to holders of the debt securities by making payment in $US in an amount equal to the $US equivalent of the amount payable in the other currency. This amount will be determined by the trustee by reference to the noon buying rate in The City of New York for cable transfers for the other currency, referred to as the "exchange rate," as reported or otherwise made available by the Federal Reserve Bank of New York on the date of the payment, or, if the exchange rate is not then available, on the basis of the most recently available exchange rate. Any payment made in $US under these circumstances will not be an event of default under the indenture. (Section 501)

   If an event of default for a series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series due and immediately payable. In order to declare the principal amount of the series of debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the series of debt securities.

   This right does not apply if:

  . an event of default described in the fourth or fifth bullet points above occurs, or

  . an event of default described in the sixth bullet point above that applies to all outstanding debt securities occurs.

If any of these events of default occurs and is continuing, either the trustee or holders of at least 25% in principal amount of all of the debt securities then outstanding, treated as one class, may declare the principal amount of all of the debt securities then outstanding to be due and payable immediately. In order to declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

   After any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the declaration of acceleration if all events of default, other than the non-payment of principal, have been cured or waived as provided in the indenture. (Section 502) For information as to waiver of defaults, please refer to the "--Modification and Waiver" section below.

   If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the debt securities of that series, provided that:

  .  the direction is not in conflict with any law or the indenture,

  . the trustee may take any other action it deems proper which is not inconsistent with the direction, and

  . the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

   A holder of a debt security of any series may only pursue a remedy under the indenture if:

  . the holder gives the trustee written notice of a continuing event of default for that series,

  . holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue that remedy,

  .  the holder offers reasonable indemnity to the trustee,

  . the trustee fails to pursue that remedy within 60 days after receipt of the request, and

  . during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

   We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver

   We may enter into one or more supplemental indentures with the trustee without the consent of the holders of the debt securities in order to:

  . evidence the succession of another corporation to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor,

  . add to our covenants for the benefit of the holders or to surrender any of our rights or powers,

  .  add events of default for any series of debt securities,

  . add or change any provisions of the indenture to the extent necessary to issue debt securities in bearer form,

  . add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holders of debt securities of any series, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding,

  . convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us by the indenture,

  .  establish the form or terms of any series of debt securities,

  . provide for uncertificated securities in addition to certificated securities,

  . evidence and provide for successor trustees or to add or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities,

  . correct any ambiguity, defect or inconsistency under the indenture, provided that such action does not adversely affect the interests of the holders of debt securities of any series,

  . supplement any provisions of the indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities,

  . comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

  . add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act of 1939, provided that the action does not adversely affect the rights or interests of any holder of debt securities. (Section 901)

   We may enter into one or more supplemental indentures with the trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

  . changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the indenture,

  . reduces the principal amount of, or any premium or interest on, any debt security,

  . reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

  . changes the place or currency of payment of principal, premium, if any, or interest,

  . impairs the right to institute suit for the enforcement of any payment on any debt security,

  . reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture,

  . reduces the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

  . makes certain modifications to such provisions with respect to modification and waiver,

  . makes any change that adversely affects the right to convert or exchange any debt security or decrease the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security, or

  . changes the terms and conditions pursuant to which any series of debt securities that are secured in a manner adverse to the holders of the debt securities. (Section 902)

   Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or compliance with restrictive provisions of the indenture. However, the consent of holders of each outstanding debt security of a series is required to:

  . waive any default in the payment of principal, premium, if any, or interest, or

  . waive any covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding security of the series affected. (Sections 513 and 1006)

   In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

  . the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of the maturity to such date,

  . if, as of such date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of such debt security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such debt security,

  . the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the $US equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above, and

  . debt securities owned by us or any other obligor upon the debt securities or any of their affiliates will be disregarded and deemed not to be outstanding.

Some debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 1402, will not be deemed to be outstanding. (Section 101)

   We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

Defeasance and Covenant Defeasance

   Unless we inform you otherwise in the prospectus supplement, the provisions of the indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants, will apply to the debt securities of any series. (Section 1401)

   Defeasance and Discharge. Section 1402 of the indenture provides that we will be discharged from all of our obligations with respect to the debt securities, except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities of the debt securities in accordance with the terms of the indenture and the debt securities. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1402 and 1404)

   Defeasance of Certain Covenants. Section 1403 of the indenture provides that, in certain circumstances, we may omit to comply with specified restrictive covenants, including any that we may describe in the prospectus supplement, and that in those circumstances the occurrence of certain events of default, which are described in the fourth bullet point above, with respect to such restrictive covenants, under "--Events of Default" and any that may be described in the prospectus supplement, will be deemed not to be or result in an event of default, in each case with respect to the debt securities. We, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities in accordance with the terms of the indenture and the debt securities. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercise this option with respect to any debt securities and the debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities, but might not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from the event of default. In such case, we would remain liable for those payments. (Sections 1403 and 1404)

Notices

   Holders will receive notices by mail at their addresses as they appear in the security register. (Sections 101 and 106)

Title

   We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law

   New York law will govern the indenture and the debt securities. (Section
112)

Regarding the Trustee

   The trustee serves as trustee for:

  . our 6 1/2% Debentures due February 1, 2008, aggregating $300 million as of December 31, 2000,

  . our 6 3/8% Term Enhanced ReMarketable Securities, aggregating $500 million as of December 31, 2000, and

  .  our 8.125% Notes due 2005, aggregating $325 million as of December 31,
     2000.

In addition, the trustee serves as trustee or fiscal agent for debt securities of our affiliates aggregating $3.3 billion as of December 31, 2000. We and our affiliates also maintain depository and other banking relationships with the trustee. Mr. R. Steve Letbetter, our Chairman, President and Chief Executive Officer, is a member of the Chase Texas Regional Advisory Board.

   The trustee and its affiliates are parties to credit agreements under which we and our affiliates have bank lines of credit. We and our affiliates maintain depository and other banking, investment banking, investment management and trust relationships with the trustee and its affiliates.

                              Plan of Distribution

   We may sell debt securities:

  .  through an underwriter or underwriters,

  .  through dealers,

  .  through agents,

  .  directly to purchasers, including our affiliates, or

  .  through a combination of any of these methods.

   We may authorize underwriters, dealers and agents to solicit offers by institutions to purchase debt securities from us pursuant to delayed delivery contracts providing for payment and delivery on a specified date. If we elect to use delayed delivery contracts, we will describe the date of delivery, the conditions of the sale and the commissions payable for solicitation of such contracts in the prospectus supplement.

   We will describe the terms of any offering of debt securities in the prospectus supplement, including:

  .  the method of distribution,

  . the name or names of any underwriters, dealers, purchasers or agents, and any managing underwriter or underwriters,

  . the purchase price of the debt securities and the proceeds we receive from the sale,

  . any underwriting discounts, agency fees or other form of underwriters' compensation,

  . any discounts and concessions allowed, reallowed or paid to dealers or agents, and

  .  the expected time of delivery of the offered debt securities.

   We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.

   If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

   If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.

   Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

   Underwriters, agents, dealers and some purchasers participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   Unless we inform you otherwise in the prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with direct sales by us of debt securities, although these persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

   We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents, dealers or remarketing firms may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.

   Each series of debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for our debt securities will develop.

   In connection with an offering, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

                             Validity of Securities

   The validity of our debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Hugh Rice Kelly, Esq., our Executive Vice President, General Counsel and Secretary, or Rufus S. Scott, our Vice President, Deputy General Counsel and Assistant Secretary may pass upon other legal matters for us. Any underwriters will be advised about the validity of our debt securities and other legal matters by Dewey Ballantine LLP. James A. Baker, III, a senior partner in the law firm of Baker Botts L.L.P., is currently a director of Reliant Energy and a beneficial owner of 4,000 shares of Reliant Energy common stock.

                                    Experts

   Our consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               $450,000,000

[RELIANT ENERGY LOGO]

                         Reliant Energy Resources Corp.

                      $300,000,000   % Notes due 2011

                  $150,000,000   % Remarketable Notes due 2016

                           -------------------------
                             PROSPECTUS SUPPLEMENT

                               February    , 2001
                           -------------------------

                         Banc of America Securities LLC

                                   JP Morgan

                                Barclays Capital

                       Commerzbank Capital Markets Corp.

                          First Union Securities, Inc.

                                 TD Securities

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Reliant Energy Resources Corp. (the "Company") estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

     Securities and Exchange Commission filing fee.................... $150,000
     Blue sky expenses................................................   30,000
     Attorney's fees and expenses.....................................  150,000
     Independent Auditor's fees and expenses..........................   50,000
     Printing and engraving expenses..................................   80,000
     Rating agency fees...............................................  170,000
     Trustee's fees and expenses......................................    8,000
     Miscellaneous expenses...........................................   12,000
                                                                       --------
         Total........................................................ $650,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of Delaware (the "DGCL") gives corporations the power to indemnify officers and directors under certain circumstances.

   Article V of the Company's By-Laws provides for indemnification of officers and directors to the extent permitted by the DGCL. The Company also has policies insuring its officers and directors against certain liabilities for action taken in such capacities, including liabilities under the Securities Act of 1933.

   Article Ninth of the Company's Certificate of Incorporation adopts the provision of Delaware law limiting or eliminating the potential monetary liability of directors to the Company or its stockholders for breaches of a director's fiduciary duty of care. However, the provision does not limit or eliminate the liability of a director for disloyalty to the Company or its stockholders, failing to act in good faith, engaging in intentional misconduct or a knowing violation of the law, obtaining an improper personal benefit or paying a dividend or approving a stock repurchase that was illegal under section 174 of the DGCL.

   Article Ninth also provides that if the DGCL is subsequently amended to authorize further limitation or elimination of the liability of directors, such subsequent limitation or elimination of director's liability will be automatically implemented without further stockholder action. Furthermore, repeal or modification of the terms of the Article Ninth will not adversely affect any right or protection of a director existing at the time of such repeal or modification.

   Any of the agents, dealers or underwriters who execute any of the Agreements filed as Exhibit 1 to this Registration Statement will agree to indemnify the Company's directors and their officers who signed the Registration Statement against certain liabilities that may arise under the Securities Act with respect to information furnished to the Company by or on behalf of any such indemnifying party.

   See "Item 17. Undertakings" for a description of the SEC's position regarding such indemnification provisions.

Item 16. Exhibits.

   See Index to Exhibits at page II-6.

Item 17. Undertakings.

    (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on February 7, 2001.

                                          RELIANT ENERGY RESOURCES CORP.
                                                  (Registrant)

                                                 /s/ R. Steve Letbetter
                                          By: _________________________________
                                                     R. Steve Letbetter
                                               Chairman, President and Chief
                                                     Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

      /s/ R. Steve Letbetter           Chairman, President and     February 7, 2001
______________________________________  Chief Executive Officer
          R. Steve Letbetter            (Principal Executive
                                        Officer and Principal
                                        Financial Officer)

     /s/ Mary P. Ricciardello          Senior Vice President       February 7, 2001
______________________________________  (Principal Accounting
         Mary P. Ricciardello           Officer)

       /s/ Stephen W. Naeve            Sole Director               February 7, 2001
______________________________________
           Stephen W. Naeve

   The Registrant reasonably believes that the security ratings to be assigned to the debt securities registered hereunder will make the debt securities "investment grade securities" pursuant to Transaction Requirement B.2 of Form S-3, prior to the sale of such debt securities.

                               INDEX TO EXHIBITS

                                                                            SEC File or
 Exhibit                                              Report or             Registration  Exhibit
 Number          Document Description           Registration Statement         Number    Reference
 ------- ------------------------------------  ------------------------     ------------ ---------
 1*      Form of Underwriting Agreement
 2***    Agreement and Plan of Merger dated
         December 29, 2000 merging Reliant
         Resources Merger Sub, Inc. with and
         into Reliant Energy Services, Inc.
 4.1**   Indenture governing the Debt              Form 8-K of the Company    1-13265       4.1
         Securities, dated as of February 1,       dated February 5, 1998
         1998, between the Company and The
         Chase Manhattan Bank (formerly Chase
         Bank of Texas), as trustee
 4.2**   Form of Debt Security (included in        Form 8-K of the Company    1-13265       4.1
         Exhibit 4.1)                              dated February 5, 1998
 5***    Opinion of Baker Botts L.L.P.
 8       Opinion of Baker Botts L.L.P. as to
         certain tax matters.
 12.1**  Statement Regarding Computation of        Form 10-Q for the          1-13265        12
         Ratios for the nine month period          quarterly period ended
         ended September 30, 1999                  September 30, 1999
 12.2**  Statement Regarding Computation of        Form 10-Q for the          1-13265        12
         Ratios for the nine month period          quarterly period ended
         ended September 30, 2000                  September 30, 2000
 12.3**  Statement Regarding Computation of        Form 10-K for the year     1-13265        12
         Ratios for the twelve month periods       ended December 31, 1999
         ended December 31, 1999, 1998, 1997,
         1996 and 1995
 23.1    Consent of Deloitte & Touche LLP
 23.2*** Consent of Baker Botts L.L.P.
         (included in Exhibit 5)
 24***   Power of Attorney
 25      Statement of Eligibility of Trustee
         on Form T-1

* To be filed by amendment or by a report on Form 8-K pursuant to Regulation S-K, Item 601(b).
** Incorporated herein by reference as indicated.

*** Previously filed.


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